Exhibit 2.1

PRIVILEGED & CONFIDENTIAL

17 NOVEMBER 2017

ARMSTRONG WORLD INDUSTRIES, INC.

and

KNAUF INTERNATIONAL GMBH

SHARE PURCHASE AGREEMENT

AGREED FORM DOCUMENTS:

1)	AWI IP Licence Agreement

2)	AWI IP Assignment Agreement

3)	WAVE IP Assignment Agreement

4)	WAVE IP Licence Agreement

5)	Transition Services Agreement

6)	Mutual Supply Agreement

7)	WAVE Supply Agreement

8)	Disclosure Letter

9)	Press Announcement

10)	Power of Attorney in respect of Sale Shares

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is made on 17 November 2017 BETWEEN:

(1)	Armstrong World Industries, Inc., a company incorporated in Pennsylvania whose registered office is at 2500 Columbia Avenue, Lancaster, Pennsylvania (“AWI”); and

(2)	Knauf International GmbH, a company incorporated in the Federal Republic of Germany (registered with the local court of Würzburg under number HRB 5956), whose registered office is at Am Bahnhof 7, 97346 Iphofen, Germany (the “Purchaser”).

WHEREAS:

(A)	Each Share Seller (as hereinafter defined) is the owner of the shares set out opposite its name in column 2 of Schedule 5 (Share Sellers) in the percentage holding set out opposite its name in column 2 of Schedule 5 (Share Sellers) and is a member of the Seller Group (as hereinafter defined).

(B)	AWI has agreed to sell, and to cause the other Share Sellers (as hereinafter defined) to sell, and the Purchaser has agreed to purchase from the Share Sellers the Sale Shares (in each case, as hereinafter defined) on the terms and subject to the conditions set out in this Agreement and the other Transaction Documents (as hereinafter defined).

(C)	It is intended that a reorganisation of certain members of the AWI Group (as hereinafter defined) is to be implemented prior to Completion (as hereinafter defined) in accordance with the restructuring plan set out in Schedule 19 (the “Pre-Completion Reorganisation”).

(D)	The Parties have agreed that the Purchaser shall arrange and the Purchaser has arranged a warranty and indemnity insurance policy in the name and for the benefit of the Purchaser, which shall become effective on or around the date of this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Accounting Principles” has the meaning given in paragraph 2.3 of Part 1 to Schedule 8 (Completion Accounts);

“Acquired Business” has the meaning given in Clause 14.4(b);

“Acquired Competing Business” has the meaning given in Clause 14.4(b);

“Adjustment Statement” means a statement setting out the amount of Cash, Debt and Net Working Capital as shown in, or derived from, the Completion Accounts, together with the resulting calculation of the Final Consideration, as prepared and agreed or determined in accordance with Schedule 8;

“Affiliate” means:

(a)	in relation to any person that is an undertaking, a person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified; and

(b)	in relation to any person that is an individual, any spouse, civil partner, co-habitee, grandparents (and the grandparents of the spouse, civil partner or co-habitee) and all lineal descendants by blood or adoption of those grandparents, any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor;

“Agreed Form” means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Purchaser (or the Purchaser’s Solicitors on behalf of the Purchaser) and AWI (or AWI’s Solicitors on behalf of AWI);

“Agreement” has the meaning given in the headings;

“Allocation” has the meaning given in Schedule 12;

“Anti-Corruption Laws” has the meaning given in paragraph 1.11 of Part 2 of Schedule 2 (AWI Warranties);

“Applicable Laws” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time;

“Armstrong Pension Scheme” has the meaning given in Schedule 2;

“Armstrong World Industries Ltd 2004 Group Personal Pension Plan” has the meaning given in Schedule 2;

“Assigned AWI IP” means the Intellectual Property set forth in Schedule 16 (Assigned AWI IP);

“Assigned WAVE IP” means the Intellectual Property set forth in Schedule 18 (Assigned WAVE IP);

“Assignee” has the meaning given in Clause 11.12;

“Audited Accounts” means those audited financial statements, comprising a balance sheet and profit and loss account, of each Group Company which have been Disclosed in the Data Room;

“AWI” has the meaning given in heading (1);

“AWI Account” has the meaning given in Clause 6.2(b);

“AWI Excluded Manufacturing IP” means the Intellectual Property (other than the Assigned AWI IP) used by or on behalf of AWI in the manufacturing or production of products solely outside the Restricted Territories, including under the Mutual Supply Agreement;

“AWI Group” means AWI and its Affiliates including, until Completion, each AWI Subsidiary and “member of the AWI Group” means any one of them;

“AWI IP Assignment Agreement” means the agreement between AWI and a Group Company relating to the assignment of the Assigned AWI IP by AWI prior to Completion, in the Agreed Form;

“AWI IP Licence Agreement” means the licence agreement between AWI and the Purchaser relating to the use of certain Intellectual Property, including the Licenced AWI IP, by the Group Companies after Completion, in the Agreed Form;

“AWI Member” has the meaning given in Schedule 10;

“AWI’s Solicitors” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP of 40 Bank Street, Canary Wharf, London E14 5DS;

“AWI Subsidiary” means the companies whose details are set out in Part A of Schedule 1 (Subsidiaries) and AWI Subsidiary mean any of them;

“AWI Warranties” means the warranties contained in Schedule 2 (AWI Warranties) and “AWI Warranty” means any one of them;

“Business” means the Core Business and the Specialties Business;

“Business Day” means a day on which banks are open for general, commercial business in New York City (United States of America) and London (United Kingdom) (excluding Saturdays, Sundays and public holidays); where the term “Business Day” is relevant for a payment by or to the Purchaser, the foregoing definition applies with the proviso that banks are also open for general, commercial business in Frankfurt am Main (Germany);

“Business Warranty” means any of the AWI Warranties set out in Part 2 of Schedule 2 (AWI Warranties);

“Cash” means, in relation to each Group Company, as at the Completion Date, the aggregate of its cash (whether in hand or credited to any account with any banking, financial, acceptance credit, lending or other similar institution or organisation), its cash equivalents, including all interest accrued thereon but excluding any withholding tax to be withheld in case of a repatriation to the Purchaser to the extent such withholding tax would also had been withheld in case AWI would have repatriated such cash before Completion Date and Tax Assets that are included in the Completion Accounts, provided, however, that any cash which has not been repatriated to the Purchaser or, as the case may be, a member of the Purchaser’s Group which is incorporated in a jurisdiction in Europe, within a period of eight (8) weeks after the Completion Date (the Purchaser having used best endeavours to do so) shall be taken into account, and shall only increase the Consideration, up to an aggregate amount of $10,000,000 (ten million dollars), to be determined in accordance with the provisions of Schedule 8 and such amount including possible withholding taxes to be withheld in case of a repatriation to the Purchaser to the extent such withholding tax would also had been withheld in case AWI would have repatriated such cash before Completion Date;

“Cash Adjustment” has the meaning given in Schedule 8;

“Claim” means any proceedings, claim, suit or action made by a Party arising out of this Agreement, any other Transaction Document or the transactions contemplated hereby, howsoever arising but excluding any Consideration Adjustment Payment;

“Claims Threshold” has the meaning given in paragraph 1.3(b) of Schedule 3 (Limitation of Liability);

“Communication” has the meaning given in Clause 4.6;

“Competition Authority” means any Governmental Authority or other competition or antitrust body or other authority, in any jurisdiction, which is responsible for applying merger control or other competition or antitrust legislation in such jurisdiction, including the notion of “competent authority” as that term is used in the EC Merger Regulation;

“Competition Condition” means any of the Conditions set out in Clause 4.1(a) and in Clause 4.1(d) to the extent that any order, decision or judgement has been, or might reasonably be expected to be, issued or made by a Competition Authority;

“Competitive Transaction” has the meaning given in Schedule 12 and Schedule 13 as the case may be;

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with Clause 6;

“Completion Accounts” means the consolidated balance sheet of the Group as at the Completion Date to be prepared in accordance with Schedule 8 (Completion Accounts);

“Completion Date” has the meaning given in Clause 6.1;

“Conditions” has the meaning given in Clause 4.1;

“Confidential Information” has the meaning given in Clause 18.1;

“Consents” has the meaning given in paragraph 1.9(a) of Part 2 of Schedule 2 (AWI Warranties);

“Consideration” has the meaning given in Clause 3.1;

“Consideration Adjustment” has the meaning given in Clause 7.2;

“Consideration Adjustment Payment” has the meaning given in Clause 7.2;

“Consultation Process” has the meaning given in Clause 16.1;

“Consultation Process Completion Date” has the meaning given in the French Offer Letters (as applicable);

“Continuation Period” has the meaning given in Clause 15.2(a);

“Core Business” means the business of designing, manufacturing and/or selling suspended mineral fiber ceiling tiles, as well as standard metal, wood ceiling tiles and acoustic ceiling tiles, all together with the suspended grid relating thereto, as such business is currently conducted in the Restricted Territories by members of the Seller Group, excluding the Specialties Business;

“Data Room” means the electronic data room “DataSite Project Juno” hosted by Merrill Corp containing materials and information, including the Project Juno Q&A enclosed as Schedule 1 of the Disclosure Letter, made available to the Purchaser and its Representatives for inspection from 3 October 2017 to 15 November 2017;

“dealing” has the meaning given in Clause 20.1;

“Debt” means, in relation to each Group Company, as at the Completion Date and as shown in the Completion Accounts without any double counting, the sum of:

(a)	all borrowings and other indebtedness by way of overdraft, acceptance credit or similar facilities, loan stocks, bonds, debentures, notes, debt or inventory financing, finance leases or sale-and-lease-back arrangements or any other arrangements the purpose of which is to borrow money, together with forex, interest-rate or other swaps, hedging obligations, bills of exchange, recourse obligations on factored debts and obligations under other derivative instruments, in each case including any accrued interest thereon;

(b)	all accounts payables to members of the Seller Group or persons in which a Group Company holds an interest, other than another Group Company and to the extent they do not relate to the supply of goods or services;

(c)	any fees, expenses, bonuses or other incentive compensation payable by a Group Company (and unpaid at Completion), net of any amounts to be received by any Group Company, in connection with the Transaction to any senior executive, Employee or any adviser or consultant;

(d)	amounts owing as deferred purchase price for property, including all seller notes and earn out payments to the extent payable by the Group Companies and all overdue unpaid liabilities in relation to the purchase of fixed assets;

(e)	liabilities related to any lease or hire purchase contract which would be treated as a finance or capital lease;

(f)	unpaid Taxes in respect of which a liability has been accrued or provided for under US GAAP in respect of the period ending on the Completion Date (net of any prepayment of Tax to the extent not reflected as Cash), not including, however, deferred Tax liabilities;

(g)	any dividend declared in favour of a member of the Seller Group but not paid as at the Completion Date or the amount of any obligation to transfer its profits or cover any losses under a profit and loss transfer agreement for financial years ending on or before the Completion Date which is in effect on the Completion Date;

(h)	the aggregate accrued funding deficit (determined on a US GAAP basis) of defined benefit pension obligations under retirement plans for the benefit of current and former employees of Group Companies incorporated in Germany, France, Austria and Switzerland;

(i)	accrued but unpaid severance obligations payable by Armstrong Building Company (Shanghai) Ltd arising in connection with the previously announced closure of, and reorganisation for, its Qingpu facility;

(j)	any other severance or other obligations resulting from restructuring and reorganisation measures in respect of the Group not related to the Transaction as well as any other long-term liabilities accrued with respect to employee benefits, in each case to the extent payable by the Purchaser on the Completion Date;

(k)	accrued but unpaid obligations or liabilities relating to the remediation of the Group facilities, which as carried in the Group’s books as at the date of this Agreement is the sum of $812,000;

(l)	obligations under any performance bond or letter of credit, but only to the extent drawn or called up to and including the Completion Date;

(m)	any indebtedness for monies borrowed or raised under any other transaction which has the commercial effect of borrowing, including any termination fees, prepayment penalties, breakage costs or similar payments associated with the repayment of Debt;

but excluding any Debt owed by a Group Company to another Group Company as long as they eliminate on consolidation of the Group Companies, to be determined in accordance with the provisions of Schedule 8.

“Debt Adjustment” has the meaning given in Schedule 8;

“Disclosed” means all facts, matters, events or circumstances which are fairly disclosed in the materials and information contained in the Data Room, the Vendor Due Diligence Reports, the Information Memoranda, the Management Presentations, the Purchaser Due Diligence Reports, the Environmental Reports, this Agreement, the Disclosure Letter or any other Transaction Document and the Group Accounts; for the purposes of this definition “fairly disclosed” means disclosed in such a manner as to enable a reasonable purchaser to identify with a reasonable degree of accuracy the nature and scope of the matter disclosed;

“Deputy Chief Executive Officer” has the meaning given in Clause 31.2;

“Disclosure Letter” means the letter in the Agreed Form dated on or about the date of this Agreement from AWI to the Purchaser relating to the AWI Warranties;

“Disputes” means any disputes, claims or differences which may arise out of or in connection with this Agreement (including regarding its negotiation, existence, legal validity, enforceability or termination, the legal relationships established by it or the consequences of its nullity (including any tortious or statutory claims), whether the alleged obligation or liability shall arise under the laws of England and Wales or under the law of some other country and any non-contractual obligations or liabilities arising out of it or in connection with it);

“DLW Energy Claim” means the claim brought in August 2016 by Innogy SE (formerly known as RWE) against Armstrong Building Products GmbH in respect of alleged nonpayment of gas supply invoices due from Armstrong DLW GmbH;

“EBITDA” means earnings before interest, tax, depreciation and amortisation; “EC Merger Regulation” means Council Regulation (EC) 139/2004;

“Employee” means each employee of a Group Company;

“Employee Representative” means any labour organisation, works’ council, staff association, worker representative, trade union or other employee representative body;

“Employment Liability” includes any cost, claim, loss, liability, demand or expense in connection with or related to the employment or appointment of any person or its termination including but not limited to the cost of salaries, incentives, benefits or other remuneration, any dismissal or other severance costs and any award, compensation, damages, fine, loss, order, penalty or payment made by way of settlement and costs and expenses reasonably incurred in connection with a claim or investigation including any investigation by any enforcement, regulatory or supervisory body and of implementing any requirements which may arise from any such investigation, legal costs and expenses being assessed on an indemnity basis;

“Employment Obligations” means any and all information and consultation obligations applicable in the jurisdictions in which any Employees are employed immediately prior to the Completion Date;

“Encumbrances” means any lien, pledge, encumbrance, charge (fixed or floating), mortgage, hypothecation, third-party claim, debenture, option, right of pre-emption, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security, retention arrangements, other security interests of any kind or other encumbrances of any nature whatsoever, and any agreement to create any of the foregoing;

“Environment” has the meaning given in paragraph 7.1 of Part 2 of Schedule 2 (AWI Warranties);

“Environmental Laws” has the meaning given in paragraph 7.1 of Part 2 of Schedule 2 (AWI Warranties);

“Environmental Licences” has the meaning given in paragraph 7.1 of Part 2 of Schedule 2 (AWI Warranties);

“Environmental Matters” has the meaning given in paragraph 7.1 of Part 2 of Schedule 2 (AWI Warranties);

“Environmental Reports” means the environmental reports produced by Environmental Resource Management under ERM Project No. 0411501 dated June 2017 (in relation to certain sites held by Armstrong Building Products SAS) and July 2017 (in relation to certain sites held by (i) Armstrong Building Products, LLC, (ii) Armstrong Building Products GmbH and (iii) Armstrong World Industries Ltd);

“Estimated Consideration” has the meaning given in Clause 6.2(a);

“Exclusivity Period” has the meaning given in Schedule 12 and Schedule 13 as the case may be;;

“Expert” has the meaning given in Clause 4.13(b);

“Expiry Date” has the meaning given in the French AWI Offer Letter and the French WAVE Offer Letter as the case may be;

“Export Administration Regulations”

“Filing Obligation” has the meaning given in Schedule 10;

“Final Consideration” has the meaning given in paragraph 1.1 of Part 1 of Schedule 8 (Completion Accounts);

“Financial Facilities” has the meaning given in paragraph 6.1 of Part 2 of Schedule 2 (AWI Warranties);

“Freehold Properties” means the freehold properties set out in Schedule 6 (Properties) and “Freehold Property” means any one of them or part or parts of any one of them;

“French AWI Acceptance Notice” means the form of acceptance notice in the form set out in Schedule 1 to the French AWI Offer Letter;

“French AWI Consideration” has the meaning given in the French AWI Offer Letter;

“French AWI Offer” means the final, irrevocable and binding offer to be made by the Purchaser to acquire the French AWI Shares from the French AWI Seller by way of the French AWI Offer Letter;

“French AWI Offer Letter” means the offer letter, containing details of the French AWI Offer, to be executed by the Purchaser and delivered to the French AWI Seller on the date of this Agreement, in the form set out in Schedule 12 (French AWI Offer Letter);

“French AWI Seller” means Armstrong Cork Finance LLC;

“French AWI Shares” means the entire issued share capital of the French AWI Subsidiary;

“French AWI Subsidiary” means Armstrong Building Products S.A.S;

“French Offer Letters” mean the French AWI Offer Letter and the French WAVE Offer Letter;

“French Offers” means the French AWI Offer and the French WAVE Offer;

“French Sellers” means the French AWI Seller and the French WAVE Seller;

“French Subsidiaries” means the French AWI Subsidiary and the French WAVE Subsidiary;

“French WAVE Acceptance Notice” means the form of acceptance notice in the form set out in Schedule 1 to the French WAVE Offer Letter;

“French WAVE Consideration” has the meaning given in the French WAVE Offer Letter;

“French WAVE Offer” means the final, irrevocable and binding offer to be made by the Purchaser to acquire the French WAVE Shares from the French WAVE Seller by way of the French WAVE Offer Letter;

“French WAVE Offer Letter” means the offer letter, containing details of the French WAVE Offer, to be executed by the Purchaser and delivered to the French WAVE Seller on the date of this Agreement, in the form set out in Schedule 13 (French WAVE Offer Letter);

“French WAVE Seller” means Worthington Armstrong International, LLC;

“French WAVE Shares” means the entire issued share capital of the French WAVE Subsidiary;

“French WAVE Subsidiary” means Worthington Armstrong Venture Europe S.A.S.;

“Fundamental Warranty” means any of the AWI Warranties set out in Part 1 of Schedule 2 (AWI Warranties);

“Fundamental Warranty Claim” means any Claim arising out of or in connection with a Fundamental Warranty;

“GAAP” means generally accepted accounting principles in any relevant jurisdiction;

“Governmental Authority” means any supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission, stock or securities exchange, self-regulatory organisation or other governmental or regulatory body) or any other supranational, intergovernmental, quasi-governmental authority, body, department or organisation, including the European Union, or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

“Group” means the Subsidiaries and “Group Company” means any of the Subsidiaries;

“Group Accounts” means the consolidated pro-forma statement of net assets of the Group as at 30 September 2017 and the profit and loss statement of the Group covering the period from 1 January 2017 to and including 30 September 2017, as set out in Folder EMEA 1.13.2 of the Data Room;

“Independent Accountant” has the meaning given in Schedule 10;

“Information Memoranda” means the information memoranda relating to the Group dated 8 October 2017 (with respect to EMEA) and 22 August 2017 (with respect to APAC) provided to the Purchaser;

“Information Technology” means all computer systems (including software, hardware, firmware, and networks) and associated documentation;

“Insured Claim” has the meaning given in paragraph 1.4 of Schedule 3 (Limitation of Liability);

“Intellectual Property” means (i) all copyrights, copyrightable subject matter; (ii) all domestic and foreign patents and patent applications and all certificates of invention or other similar property rights; (iii) all trade secrets and other confidential or proprietary information, know how, and technical data; (iv) all design rights; and (v) Trademarks;

“International Traffic in Arms Regulations” has the meaning given in Schedule 2;

“Leasehold Properties” means the leasehold properties set out in Schedule 6 (Properties) and “Leasehold Property” means any one of them or part of parts of any one of them;

“Licenced AWI IP” means any Intellectual Property owned by AWI or AWI Licensing LLC (i) in use by the Group in both of any of North America, Central America and South America, on the one hand and any of the Restricted Territories on the other, except for the AWI Excluded Manufacturing IP or (ii) set forth in Schedule 14 (Licenced AWI IP);

“Licenced WAVE IP” means any Intellectual Property owned by WAVE (i) in use by the Group in both of any of North America, Central America and South America, on the one hand and any of the Restricted Territories on the other, except for the WAVE Excluded Manufacturing IP or (ii) set forth in Schedule 17 (Licenced WAVE IP);

“Limitation of Liability” has the meaning given in Schedule 3;

“Local Share Transfer Agreement” has the meaning given in Clause 11.3;

“Long Stop Date” means the date falling twelve (12) calendar months after the after the date of this Agreement, or if such date is not a Business Day, the next following Business Day;

“Management Presentations” means the information presented to Representatives of the Purchaser by members of the management of the Group at meetings held on 26 September 2017;

“Management Team” means Wilfred Middel, Mark Laikin, Sara Carter, Mark Willis-Jones, Timo Snoeren, Michael Jenkins, Omprakash Karnaney, Neville Patterson, Gavin Wellington, Sherman Chen, Zober Zhang, Gary Sun, Benson Zhao, Maggie Shen and Wesley Liu;

“Mandatory Arrangements” has the meaning given in paragraph 11.4 of Part 2 of Schedule 2 (AWI Warranties);

“Material Contract” means any contract:

(a)	which involves revenue or expenditure of the Group Companies in excess of $200,000.00 per annum;

(b)	which is incapable of termination by one of the Group Companies on 12 months’ notice or less; or

(c)	which is otherwise of material operational or strategic importance to the Group taken as a whole;

“Material Intellectual Property” means the Intellectual Property owned by any of the Group Companies which (i) as at the date of this Agreement are used primarily in relation to such Group Company and (ii) are required for the Group to conduct the Business as it is being conducted as at the date of this Agreement or are otherwise material to the Business of the Group taken as a whole;

“Mutual Supply Agreement” has the meaning given in Clause 11.2(a);

“NDA” has the meaning given in Clause 18.6;

“Net Working Capital” means the aggregate value as at the Completion Date of:

(a)	all current assets of the Group including accounts receivable, net of provisions, inventory, net of provisions, and other current assets, and excluding, for the avoidance of doubt, any Cash, fixed assets and deferred tax assets; minus

(b)	accounts payable, accrued expenses and provisions and all other current and longterm liabilities of the Group including trade and other creditors, deposits, Tax liabilities for taxes other than income taxes of the Group (e.g. wage or VAT prepayments) and social security costs, wages, accruals and deferred income, and excluding, for the avoidance of doubt, any Debt and any deferred tax liabilities;

determined in accordance with the provisions of Schedule 8;

“Non-Restricted Customer” means a customer with whom a member of the Seller Group originates or maintains a business relationship primarily in a Non-Restricted Territory, including but not limited to, Governmental Authorities in such territories with overseas offices, branches, military bases and consulate locations; for the purposes of this definition, “primarily” means that the total revenues (in the most recent full financial year at any given time) generated with a relevant customer in Non-Restricted Territories exceed ninety (90) per cent of the total revenues (in the most recent full financial year at any given time) generated with that customer worldwide;

“Non-Restricted Territory” means any part of the world which is not a Restricted Territory;

“Notice” has the meaning given in Clause 19.1;

“Offer Notice” has the meaning given in Clause 14.5(a);

“Party” means a party to this Agreement and “Parties” means more than one or all of them, and shall include any permitted assignee or successor to such party in accordance with this Agreement;

“Pension Schemes” has the meaning given in paragraph 11.1 of Part 2 of Schedule 2 (AWI Warranties);

“Permitted Encumbrances” means any of the following Encumbrances:

(a)	Encumbrances for Taxes, assessments or other governmental charges or levies that are not yet due and payable or due but not delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP or International Financial Reporting Standards, as applicable;

(b)	statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, materialmen, repairmen and other Encumbrances imposed by Applicable Law for amounts not yet due or due but not delinquent or being contested in good faith by appropriate proceedings;

(c)	Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security;

(d)	recorded or unrecorded easements, rights-of-way, covenants, conditions, restrictions, licences, reservations, subdivisions, and other charges or encumbrances or defects of title of any kind or rights of others for rights-of-way, utilities and other similar purposes, in each case to the extent the relevant instruments do not materially and adversely affect the ability of a Group Company to use any asset or property as the same is currently used;

(e)	Encumbrances incurred in the ordinary conduct of the business securing obligations or liabilities that are not individually or in the aggregate material to the relevant asset or property and which do not materially and adversely affect the ability of a Group Company to use any asset or property as the same is currently used;

(f)	all licences, co-existence agreements and covenants not to assert, with respect to Intellectual Property;

(g)	zoning, building, subdivision, land use, environmental regulations and other similar restrictions or requirements which do not materially and adversely affect the ability of a Group Company to use any asset or property as the same is currently used;

(h)	Encumbrances resulting from any facts or circumstances caused by the Purchaser or any of its Affiliates; and

(i)	leases affecting the Properties and entered into in the ordinary course of business. “PRC” means the People’s Republic of China;

“Pre-Completion Group Contracts” has the meaning given in Clause 11.6; “Pre-Completion Notification” has the meaning given in Clause 6.2; “Pre-Completion Reorganisation” has the meaning given in Recital (C); “Pre-Completion Tax Returns” has the meaning given in Schedule 10;

“Press Announcement” means the press announcement relating to the Transaction in the Agreed Form;

“Proceedings” means any proceeding, claim, suit, interim or conservatory measure or action arising out of, or in connection with, this Agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any other Transaction Documents or the transactions contemplated hereby, or referred to herein, howsoever arising;

“Properties” means the Freehold Properties and the Leasehold Properties and “Property” means any one of them or any part or parts of any one of them;

“Purchaser” has the meaning given in heading (2);

“Purchaser Due Diligence Reports” means the legal due diligence report prepared by the Purchaser’s Solicitors dated 17 November 2017 and the financial and accounting due diligence report prepared by PricewaterhouseCoopers dated 26 October 2017;

“Purchaser Nominee” means any Affiliate or Affiliates of the Purchaser that the Purchaser indicates to AWI as transferee or transferees of the Sale Shares, or portions of the Sale Shares, under the Local Share Transfer Agreements; to the extent the Purchaser has not indicated a Purchaser Nominee in relation to certain Sale Shares at the latest five Business Days prior to the Completion Date, the Purchaser itself shall be deemed transferee in relation to these Sale Shares;

“Purchaser’s Completion Documents” has the meaning given in Clause 10.1(b);

“Purchaser’s Group” means the Purchaser and its Affiliates, including, with effect from Completion, each Group Company;

“Purchaser’s Solicitors” means Freshfields Bruckhaus Deringer LLP;

“Qualifying Claim” has the meaning given in paragraph 1.3(a) of Schedule 3 (Limitation of Liability);

“Recorded Delivery” has the meaning given in Clause 19.2(b);

“Reference Period” means the most recently completed four quarterly periods prior to the date of this Agreement in respect of which audited financial statements for all Remedy Affected Companies are available;

“Referral Notice “ has the meaning given to it in Clause 4.13(b);

“Relevant Purchaser Individuals” means each of Mr Joerg Schanow, Mr Martin Stürmer, Mr Michael Roßkopf and Mr Tobias Stricker;

“Relief” means any relief, loss, allowance, credit, exemption, deduction or set-off or any right to repayment of Taxation; if and to the extent a Relief is taken into account for calculating the amount of any Claim, the Relief shall be calculated as follows: Only a Relief for the Purchaser or a Group Company shall be taken into account and only to the extent that such relief, loss, allowance, credit, exemption, deduction, set-off or right to repayment of Taxation is based on the same circumstances as the respective Claim to which it relates, the Relief being the aggregate of (i) the amount of such Relief that has already been cash-effectively received (including by way of set-off or deduction) by the Purchaser or the respective Group Company up to the date of the matter giving rise to a Claim and causing the Relief (such date the “Relief Date”) and (ii) the net present value of any Relief that will likely be cash-effectively realised by the Purchaser or the respective Group Company in connection with such matter within four years after such matter occurs (the “Relief Period”), whereby the net present value shall be determined by applying a discount rate of six percent p.a. over the Relief Period and by assuming – if relevant for the respective Relief – that any Tax-reducing elements (e.g. loss/interest/EBITDA carryforwards) are, or are expected to be, available and Tax rates as applicable as of the Relief Date apply for the entire period after the Relief Date

“Remedies” means any behavioural and/or structural conditions, undertakings, commitments or remedies which may be necessary or advisable in order to achieve prompt satisfaction of any Competition Condition, including but not limited to the undertakings and commitments referred to in Clause 4.8;

“Remedy Affected Company” means a member of the Group or a member of the Purchaser’s Group in respect of which the Purchaser or another member of the Purchaser’s Group is required to accept or offer Remedies by or to a Competition Authority in order to satisfy a Competition Condition;

“Remedy EBITDA Damage” has the meaning given to it in Clause 4.11;

“Remedy EBITDA Reduction” has the meaning given to it in Clause 4.10;

“Reporting Accountant” has the meaning given to it in paragraph 5.1 of Part 1 of Schedule 8 (Completion Accounts);

“Representative” means, in relation to any person, such person’s directors, officers, employees, lawyers, accountants, auditors, bankers or other advisers, agents, sub-contractors or brokers;

“Required Disposal” means any disposal or divestiture of assets or businesses required in connection with a Remedy;

“Restricted Business” means the Business carried on at Completion by any Group Company in any Restricted Territory;

“Restricted Territories” means Europe, the Middle East, Asia, Africa, Australia and New Zealand (but excluding North America, Central America and South America) and “Restricted Territory” shall mean any of them;

“Retained Trademarks” means the Trademarks set forth in Schedule 15 (Retained Trademarks);

“Rules” has the meaning given in Clause 31.3;

“Sale Shares” means the shares referred to in column 2 of Schedule 5 (Share Sellers);

“Sanctioned Country” means any country or other territory subject to a general export, import, financial or investment embargo under any country-wide Sanctions, which, as of the date of this Agreement, includes Crimea (as defined and construed in the applicable Sanctions laws and regulations), Cuba, Iran, North Korea and Syria;

“Sanctioned Party” means any individual or entity that is:

(a)	listed on, or owned 50% or more or controlled (as such terms, including any applicable ownership and control requirements, are defined and construed in the applicable Sanctions laws and regulations or in any official guidance in relation to such Sanctions laws and regulations) by a person listed on, a Sanctions List; or

(b)	a government of a Sanctioned Country; or

(c)	an agency or instrumentality of, or an entity directly or indirectly owned 50% or more or controlled by, a government of a Sanctioned Country; or

(d)	resident or located in, operating from, or incorporated under the laws of, a Sanctioned Country;

“Sanctions” means economic or financial sanctions or trade embargoes or other comprehensive prohibitions against transaction activity pursuant to anti-terrorism laws or export-control laws imposed, administered or enforced from time to time by any Sanctions Authority;

“Sanctions Authority” means (i) the United States, (ii) the United Nations Security Council, (iii) the European Union, (iv) the United Kingdom or (v) the respective governmental institutions of any of the foregoing including, without limitation, the Office of Foreign Assets Control of the US Department of the Treasury, the US Department of Commerce, the US Department of State and any other agency of the US government;

“Sanctions List” means any of the lists of specifically designated nationals or designated or sanctioned individuals or entities (or equivalent) issued by any Sanctions Authority, each as amended, supplemented or substituted from time to time;

“Seller Group” means the AWI Group together with the WAVE Group;

“Seller Group Officer or Employee” means any director, officer or employee of any member of the Seller Group, in each case, who (i) at the date of this Agreement is not an Employee and (ii) becomes known to the Purchaser or any member of the Purchaser’s Group or any of their respective Representatives in connection with the Transaction and / or the entry into and / or the performance of any Transaction Document following Completion;

“Senior Employee” means any Employee whose annual basic salary exceeds $150,000.00 or its equivalent in any other currency;

“Share Sellers” means AWI and the other members of the Seller Group listed in column 1 of Schedule 5 (Share Sellers), and “Share Seller” means any one of them;

“Specialties Business” means the business of designing, manufacturing and/or selling ceiling and wall systems and solutions, including but not limited to: custom ceiling and wall products, components and materials; trims, transitions and moldings; canopy and cloud products and solutions; linear, horizontal and vertical panels, planks, strips, bars, beams, baffles and solutions; integrated lighting solutions (such as linear, cover and down-lighting solutions); integrated power and control solutions; data center ceiling and wall components and solutions; drywall grid products; suspension grid relating to the foregoing; and technical services relating to the foregoing, as such business is currently conducted in the Restricted Territories by members of the Seller Group;

“Stamp Taxes” has the meaning given in Clause 21.2;

“Straddle Tax Returns” has the meaning given in Schedule 10;

“Subsidiaries” means the AWI Subsidiaries and the WAVE Subsidiaries and “Subsidiary” means any of them;

“Supply Agreements” means the Mutual Supply Agreement and the WAVE Supply Agreement;

“Surviving Agreement” has the meaning given in Clause 11.6;

“Surviving Provisions” means Clauses 1 (Definitions and Interpretation), 17 (Announcements), 18 (Confidentiality), 19 (Notices), 20 (Assignment), 21 (Costs and Expenses), 22 (Invalidity), 23 (Third-Party Rights), 24 (Counterparts), 27 (Variation and Waiver), 28 (Entire Agreement), 25 (Payments and No Set Off) and 30 (Governing Law and Jurisdiction);

“Target Working Capital Amount” means the amount of $77,500,000 (seventy seven million, five hundred thousand dollars);

“Tax Assets” means any Tax receivable, Tax credit or other claim for repayment of Taxes due to the fact that the Taxes actually paid exceed the amount of Taxes that are finally assessed, not including, however, deferred Taxes;

“Tax Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official in the United Kingdom or elsewhere having authority in the assessment, collection or administration of Tax.

“Tax” or “Taxation” means any public imposition, including but not limited to any federal, state, provincial, municipal and local taxes, duties, public contributions, custom duties, excises and duties, charges accessory to taxes, ancillary charges (such as interest, late payment fees, etc.), social security contributions, other social security levies and contributions to the Mutual Pension Assurance Association irrespective of the way of the collection owed as a primary liability, as a secondary liability, excluding, however, deferred taxes;

“Tax Claim” means any Tax Warranty Claim or Tax Covenant Claim;

“Tax Covenant” means the covenant relating to Taxation set out in Schedule 10 (Tax Covenant);

“Tax Covenant Claim” means any Claim arising out of or in connection with the Tax Covenant;

“Tax Proceeding” has the meaning given in Schedule 10;

“Tax Returns” means all computations and returns relating to Tax matters (and correspondence and documentation relating thereto);

“Tax Warranty” means any of the AWI Warranties set out in Section 12 of Part 2 of Schedule 2 (AWI Warranties);

“Tax Warranty Claim” means any Claim arising out of or in connection with a Tax Warranty;

“Term Extension” has the meaning given in Clause 4.15;

“Third Party” has the meaning given in Clause 23.1;

“Third-Party Claim” means a claim against any member of the Group arising as a result of, or in connection with, a liability or alleged liability to a person other than a Party or its Affiliates which might reasonably be expected to give rise to a Claim against any member of the Seller Group.

“Trademarks” means any trademarks, service marks, corporate names, trade names, domain names, logos, slogans, trade dress, get-up, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing;

“Transaction” means the acquisition by the Purchaser (or one or several Purchaser Nominees) of the Sale Shares pursuant to this Agreement and the other Transaction Documents;

“Transaction Documents” means this Agreement, the W&I Insurance Policy, the Local Share Transfer Agreements, the Disclosure Letter, the AWI IP Licence Agreement, the AWI IP Assignment Agreement, the WAVE IP Licence Agreement, the WAVE IP Assignment Agreement the Transition Services Agreement, the Supply Agreements, the French AWI Offer Letter, the French WAVE Offer Letter and any other documents to be entered into pursuant to any such documents;

“Transition Services Agreement” has the meaning given in Clause 11.2(d);

“US GAAP” means the United States Generally Accepted Accounting Principles issued by the Financial Accounting Standards Board and as applicable as at the date hereof;

“VAT” means in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax or similar levies (if any) in that jurisdiction;

“Vendor Due Diligence Reports” means the following reports prepared by KPMG: (1) Accounting Vendor Due Diligence Reports with respect to AWI EMEA, AWI APAC, WAVE EMEA and WAVE APAC, each dated 19 September 2017; (2) Pensions Vendor Due

Diligence Report with respect to AWI EMEA dated 19 September 2017; (3) Tax Vendor Due Diligence Reports with respect to AWI EMEA, AWI APAC, WAVE EMEA and WAVE APAC, dated 24 September 2017, 20 September 2017, 13 October 2017 and 13 October 2017, respectively; (4) Accounting roll forward Vendor Due Diligence Reports with respect to AWI EMEA, AWI APAC, WAVE EMEA and WAVE APAC, each dated 24 October 2017;

“W&I Insurance Cost” has the meaning given in Clause 3.1(e);

“W&I Insurance Policy” means the warranty and indemnity insurance policy to be arranged by the Purchaser in connection with the Transaction in, or substantially in, the form disclosed by the Purchaser to AWI prior to the date of this Agreement or in such other form as may be determined in accordance with Clause 11.11;

“Warranty Claim” means any Claim arising out of or in connection with an AWI Warranty;

“WAVE” means Worthington Armstrong Venture, a Delaware general partnership, in which AWI holds a fifty (50) per cent share of the assets, liabilities, allocations of profit and loss and distributions of cash and other assets;

“WAVE Excluded Manufacturing IP” means the Intellectual Property (other than the Assigned WAVE IP) used by or on behalf of WAVE in the manufacturing or production of products solely outside the Restricted Territories, including under the WAVE Supply Agreement;

“WAVE Group” means WAVE and its Affiliates, including, until Completion, each WAVE Subsidiary and “member of the WAVE Group” means any one of them;

“WAVE IP Assignment Agreement” means the agreement between WAVE and / or an Affiliate of WAVE and a Group Company relating to the assignment of the Assigned WAVE IP by WAVE prior to Completion, in the Agreed Form;

“WAVE IP Licence Agreement” has the meaning given in Clause 11.2(c);

“WAVE Subsidiary” means the companies whose details are set out in Part B of Schedule 1 (Subsidiaries) and “WAVE Subsidiary” means any of them;

“WAVE Supply Agreement” has the meaning given in Clause 11.2(b);

“Works’ Council” has the meaning given in Clause 16.1; and

“Wrong-Box Item” has the meaning given in Clause 12.1(b).

1.2	In this Agreement, unless the context otherwise requires:

(a)	references to Clauses, paragraphs and Schedules are to Clauses and paragraphs of, and the Schedules to, this Agreement, and a reference in a Schedule to a paragraph is a reference to a paragraph in that Schedule (or part thereof) in which the reference appears;

(b)	a reference to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(c)	a reference to a “person” shall be construed so as to include any individual, firm, body corporate, joint venture, unincorporated association or partnership, trust, works’ council, employee representative body, Governmental Authority, state, authority or agency (in each case, whether or not having separate legal personality), and shall be deemed to include a reference to that person’s successors and assigns;

(d)	a reference to writing shall include any mode of reproducing words in a legible and non-transitory form, which shall not include email;

(e)	a reference to a time of the day is to London (United Kingdom) time;

(f)	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

(g)	a reference to “dollars” or “$” shall be construed as a reference to United States dollars, the lawful currency for the time being of the United States of America;

(h)	a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England and Wales be deemed to include what most nearly approximates the English legal term in that jurisdiction and references to any English statute or enactment shall be deemed to include any equivalent or analogous laws or rules in any other jurisdiction;

(i)	a reference to any law or enactment (including in this Clause 1) includes references to:

(i)	that law or enactment as re-enacted, amended, consolidated, extended or applied by or under any other enactment (before or after the date of this Agreement);

(ii)	any law or enactment which that law or enactment re-enacts (with or without modification); and

(iii)	any subordinate legislation made (before or after signature of this Agreement) under any law or enactment, as re-enacted, amended, extended or applied, as described in paragraph (i) above, or under any law or enactment referred to in paragraph (ii) above, provided that, as between the Parties, no such amendment or re-enactment shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, either Party, and “law” and “enactment” includes any legislation in any jurisdiction;

(j)	words importing the singular, where the context so requires, include the plural and vice versa, and words importing a gender include every gender;

(k)	references to “costs” and/or “expenses” incurred by a person shall not include any amount of, or in respect of, VAT comprised in such costs or expenses which either that person or, if relevant, any other member of the group to which that person belongs for VAT purposes is entitled to recover (whether by credit or repayment or otherwise);

(l)	save for the purposes of Schedule 2 (AWI Warranties), a reference to an agreement shall include only written agreements;

(m)	a reference to “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise, and “controlled” shall have a corresponding meaning;

(n)	any statement that is qualified by “so far as AWI is aware” or “to the knowledge of AWI” or any similar expression shall be deemed to include any matter within the actual knowledge (and not the imputed or constructive knowledge) of any of the following persons: with respect to matters relating to the AWI Group in Europe and the Middle East, Wilfred Middel, Mark Laikin and Mark Willis-Jones; with respect to matters relating to the AWI Group in Australia and New Zealand, Michael Jenkins, Gary Sun, Neville Patterson (the General Manager of AWI Australia) and Mark Willis-Jones; with respect to matters relating to the AWI Group in the PRC, Sherman Chen (the General Manager of AWI China); with respect to matters relating to the AWI Group in India, Omprakash Karnaney (the Executive Director of AWI India); with respect to matter relating to the AWI Group in Russia, Sergey Yakunin (the General Manager of AWI Russia); with respect to matters relating to the manufacturing facilities of the AWI Group, Russ Mitchell, Vice President of Global Technology of the AWI Group; with respect to the WAVE Group in Europe and the Middle East, Timo Snoeren and Capucine Koczab-Dolet; and with respect to the WAVE Group in Australia and New Zealand, Greg Rogers and Ally Pu; and

(o)	unless expressly stated to the contrary in this Agreement, any reference to (or requirement for) the execution of a document by a person includes execution on behalf of that person.

1.3	A reference to this Agreement (or to any specified provision of this Agreement) or a reference to any other document herein is to this Agreement (or provision) or such document as in force for the time being, as amended, modified, supplemented, varied, assigned or novated, from time to time.

1.4	A reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes.

1.5	Headings and the table of contents are included in this Agreement for convenience only and do not affect its interpretation.

1.6	In construing this Agreement, the so-called “ejusdem generis” rule does not apply and accordingly the interpretation of general words is not restricted by (i) being preceded by words indicating a particular class of acts, matters or things; or (ii) being followed by particular examples.

1.7	The Parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement. In the event that a question of interpretation arises (including as to the intention of the Parties), no presumption or burden of proof shall arise in favour or against any Party based on the authorship of any provisions.

2.	SALE, PURCHASE AND TRANSFER OF THE SALE SHARES

2.1	Upon the terms and subject to the conditions of this Agreement:

(a)	AWI agrees to sell, and to procure that the other Share Sellers (including Share Sellers controlled by WAVE) sell, and the Purchaser agrees to purchase, the Sale Shares as allocated to each Share Seller pursuant to Schedule 5 (Share Sellers) with effect from Completion; and

(b)	AWI shall sell and procure the sale of the Sale Shares free from any Encumbrances and ownership and risk in those Sale Shares shall (except as otherwise set out in this

Agreement) pass to the Purchaser (or a Purchaser Nominee) with effect from Completion, together with all rights attaching to them as at the Completion Date, including the right to receive all dividends, return of capital or any other distributions declared, made or paid with effect from and after Completion.

2.2	On and subject to Completion, AWI shall irrevocably and unconditionally waive, and procure the irrevocable and unconditional waiver by the other Share Sellers (including Share Sellers controlled by WAVE) of, all rights over, or in connection with, any of the Sale Shares including any right of pre-emption or other restriction on transfer in respect of the Sale Shares or any of them conferred on any Share Seller under any constitutional documents or otherwise.

2.3	Subject to Clauses 16.4 and 16.5, neither the Purchaser nor AWI shall be obliged to complete the sale and purchase of the Sale Shares unless the sale and purchase of all Sale Shares is completed simultaneously in accordance with this Agreement, but completion of the sale and purchase of some of the Sale Shares shall not affect the rights of the Parties with respect to the sale and purchase of the others.

3.	CONSIDERATION

3.1	The aggregate consideration for the sale and purchase of the Sale Shares shall be an amount equal to:

(a)	$330,000,000.00 ($three hundred and thirty million);

(b)	plus the aggregate of Cash;

(c)	less the aggregate of Debt;

(d)	less any shortfall or plus any surplus in Net Working Capital (determined in accordance with Clause 3.2), as the case may be;

(e)	less fifty (50) per cent of the cost of the premium for the W&I Insurance Policy, related insurance premium tax and any expenses of the relevant insurer or insurance broker which the Purchaser is required to reimburse in connection with the W&I Insurance Policy (as evidenced by invoices issued by the relevant party), subject to a maximum deduction of $300,000 (such fifty (50) per cent amount the “W&I Insurance Costs”)

(the amount thus determined, the “Consideration”).

3.2	The shortfall amount (if any) to be deducted pursuant to Clause 3.1(d) is the amount by which the Net Working Capital is more than $2,500,000 (two million five hundred thousand dollars) less than the Target Working Capital Amount and the surplus amount (if any) to be added pursuant to Clause 3.1(d) is the amount by which the Net Working Capital is more than $2,500,000 (two million five hundred thousand dollars) greater than the Target Working Capital Amount;

3.3	If any payment is made by AWI to (or to the order of) the Purchaser pursuant to a Claim (including any Warranty Claim) or in respect of any breach of any other Transaction Document or as a Consideration Adjustment Payment, the payment shall be treated to the extent lawful as a reduction of the Consideration paid by the Purchaser to AWI. If any payment is made by the Purchaser to (or to the order of) AWI pursuant to a Claim or in respect of any breach of any other Transaction Document or as a Consideration Adjustment Payment, the payment shall be treated to the extent lawful as an increase of the Consideration paid by the Purchaser to AWI.

4.	CONDITIONS PRECEDENT

4.1	Completion is conditional upon the satisfaction (or waiver in accordance with Clause 4.2) of the following conditions precedent:

(a)	the following Competition Conditions:

(i)	to the extent that the EC Merger Regulation applies to the Transaction, following a referral to the European Commission, the European Commission indicating that the Transaction is compatible with the common market pursuant to Articles 6(1)(b), 8(1) or 8(2) of the EC Merger Regulation or the European Commission being deemed to have so indicated under Article 10(6) of the EC Merger Regulation (for the avoidance of any doubt, irrespective of whether such clearance decision is subject to one or more Remedies to be satisfied or carried out by the Purchaser or the Purchaser’s Group); and

(ii)	in so far as the Transaction (or any part of it) requires to be notified to any of the Competition Authorities listed in Schedule 11 (Competition Authority), such that, without such notification, Completion would be unlawful or otherwise prohibited under the Applicable Laws of that jurisdiction:

(1)	all consents and approvals of any such Competition Authority having been obtained (for the avoidance of any doubt, irrespective of whether any of such consents and approvals is subject to one or more Remedies to be satisfied or carried out by the Purchaser or the Purchaser’s Group); and

(2)	all applicable mandatory waiting periods in connection with any such filings, submissions or notifications having expired or been terminated;

(b)	the Consultation Process Completion Date having passed;

(c)	the completion of the Pre-Completion Reorganisation; and

(d)	no order, decision or judgment (whether temporary, preliminary or permanent) of any Governmental Authority having been issued or made prior to Completion which has the effect of making unlawful or otherwise prohibiting the transfer of the Sale Shares to the Purchaser (or its nominee),

(together, the “Conditions”).

4.2	The Purchaser may waive any of the Competition Conditions at any time by written notice to AWI.

4.3	The Purchaser undertakes to AWI to take all steps necessary to ensure that the Competition Conditions are fulfilled as soon as reasonably practicable after the date of this Agreement. Without limiting the generality of the foregoing, the Purchaser shall use its best endeavours to procure satisfaction of the Competition Conditions as soon as possible following the date of this Agreement.

4.4	Without limiting the generality of the Purchaser’s obligations pursuant to Clause 4.3 above, the Purchaser shall (at the Purchaser’s sole cost and expense):

(a)	to the extent permitted by Applicable Law and customary to do so be primarily responsible for preparing the clearance applications and filings contemplated, or required to be made, to obtain all consents, approvals or actions of any Governmental Authority which are required in order to satisfy the Competition Conditions;

(b)	keep AWI’s Solicitors fully informed in respect of any progress towards satisfying the Competition Conditions;

(c)	with the reasonable assistance of AWI procure the filing of all submissions where there is a mandatory legal requirement to do so to the relevant Competition Authorities in accordance with this Clause 4 and listed in Schedule 11 (Competition Authorities) within thirty (30) Business Days after the date of this Agreement, provided that drafts of submissions shall not be filed or provided to relevant Competition Authorities unless required to do so by a mandatory legal requirement;

(d)	provide AWI’s Solicitors with reasonable notice of, and, where permitted by Applicable Law and reasonably practical to do so, give AWI’s Solicitors and AWI the opportunity to participate in, any meetings, conference calls or other discussions with any Competition Authority, save to the extent that such meetings, conference calls or other discussions comprise discussion of a nature confidential to the Purchaser, provided that in such case the Purchaser shall, promptly after the relevant meeting, conference call or other discussion, provide AWI’s Solicitors with a written summary of the discussions, indicating the outcome of the meeting, conference call or other discussion and any other information (excluding only the information confidential to the Purchaser) disclosed or exchanged during such meeting, conference call or other discussion; and

(e)	not enter into (and shall procure that none of its Affiliates shall enter into) any agreement or arrangement where the effect of any such agreement or arrangement might adversely affect, delay or prejudice the satisfaction of any of the Conditions;

The obligation in Clause 4.4(d) applies mutatis mutandis to AWI and AWI’s Affiliates.

4.5	The Purchaser shall bear the cost of all filing fees and other costs incurred in connection with any clearance applications or filings in connection with the Transaction. The Purchaser shall also bear all costs, penalties and fines resulting from not filing in any jurisdiction where it is determined that the Purchaser should alone or jointly with another party have filed in that jurisdiction.

4.6	Before making any notification, filing, submission, response or other communication (whether orally, in writing, in electronic format or otherwise) (each a “Communication”) to any Competition Authority, the Purchaser shall as far as it is reasonably practicable to do so:

(a)	provide draft copies of the Communication (or in respect of an oral Communication an indication of the proposed content of such oral Communication) together with copies of any supporting documentation or other relevant material, after redaction of any confidential information belonging to Purchaser and any Third Party, to AWI (or AWI’s Solicitors) in advance; and

(b)	take due consideration of any reasonable comments made by AWI (or AWI’s Solicitors).

4.7

If reasonably requested by the Purchaser and at the Purchaser’s cost,with respect to any notification (whether required by law or voluntary) that the Purchaser decides to make, AWI shall procure that the Group shall (i) promptly co-operate with, and (ii) provide all necessary information and other assistance reasonably required and requested in writing by the Purchaser’s Solicitors in connection with the satisfaction of the Competition Conditions. In so far as the information is required for the purpose of preparing and/or making any merger control filing in a jurisdiction with a statutory deadline for the submission of such filing, AWI shall procure that AWI and the Group shall provide all necessary information and other assistance reasonably required and requested in writing by the Purchaser’s Solicitors in connection with the making of any such filing so as to allow the Purchaser to submit the filing in a way that will satisfy the statutory condition; in so far as the information is required for the purpose of responding to questions received from a Competition Authority, so as to allow the Purchaser (or the Purchaser’s Solicitors) the opportunity to review and submit the response to the relevant Competition Authority within the timeframe set by the Competition Authority (provided that the Purchaser shall use reasonable endeavours to secure an extension if requested to do so by AWI) and in so far as the information is reasonably required for assessing and/or preparing the relevant Remedies for the submission to a Competition Authority at an appropriate time in the relevant merger control process, AWI shall procure that AWI and the Group shall provide all necessary information and other assistance reasonably required and requested in writing by the Purchaser’s Solicitors to make a timely submission.

4.8	Subject to Clause 4.9 below, the Purchaser expressly agrees to give all undertakings or commitments to, or agree to any settlement or consent order or similar arrangement with, any relevant Competition Authority for the purposes of satisfying any of the Competition Conditions as soon as reasonably practicable after the date of this Agreement, in particular, but not limited to, as may be necessary or advisable in an effort to avoid the initiation of any Phase II investigation that would have the effect of delaying or preventing the consummation of the Transaction (provided that, for the avoidance of any doubt, the obligations of the Purchaser under this Clause 4.8 shall continue to apply after the initiation of any Phase II investigation for so long as any of the Competition Conditions has not been satisfied or waived), including but not limited to any of the foregoing obliging the Purchaser or any other member of the Purchaser’s Group to:

(a)	hold separate or dispose of any assets or any business carried on by the Group Companies or any part of the businesses of a member of the Purchaser’s Group;

(b)	enter into agreements which restrict the ability of any business carried on by the Group Companies or any part of the businesses of a member of the Purchaser’s Group to carry on business in any part of the world; and/or

(c)	enter into, modify or terminate any undertaking or commercial agreement in relation to any part of the businesses of a member of the Purchaser’s Group.

4.9	The Purchaser shall not, without the prior written consent of AWI, offer, accept or agree any undertaking, condition, commitment, modification, settlement, consent order or similar arrangement to, from or with any Competition Authority which amends, varies or modifies the terms of this Agreement in such a way as to adversely affect the value to AWI of the Transaction.

4.10	In the event that the Purchaser or any other member of the Purchaser’s Group is required to accept or offer Remedies (including in relation to the Group) by or to a Competition Authority in order to satisfy a Competition Condition, and such Remedies would, had they been implemented immediately prior to the beginning of the Reference Period, individually or in aggregate have resulted in a reduction in the aggregate EBITDA of the Group and the Purchaser’s Group in the Reference Period (a “Remedy EBITDA Reduction”), then the Consideration payable by the Purchaser at Completion shall be reduced (if applicable) in accordance with Clauses 4.11 to 4.13.

4.11	In the event that the Remedy EBITDA Reduction multiplied by 12.4, less the amount of the proceeds of any Required Disposal in accordance with Clause 4.12 (“Remedy EBITDA Damage”):

(a)	is up to $5,000,000 (five million dollars), the Consideration shall not be reduced;

(b)	is more than $5,000,000 (five million dollars), the Consideration shall be reduced by an amount equal to (i) 50% of the Remedy EBITDA Damage minus (ii) $5,000,000 (five million dollars).

Any reduction of the Consideration pursuant to Clause 4.11 shall be limited to a maximum amount of $35,000,000 (thirty five million dollars).

The respective underlying EBITDA multiple (here: 12.4x) is based on the relation between the Consideration and the consolidated EBITDA of the Group (here:$26,710,000 (twenty six million seven hundred ten thousand dollars)), reflecting the reported consolidated EBITDA 2016A including certain adjustments.

4.12	With regard to the proceeds of any Required Disposal as may have to be taken into account for the determination of the Remedy EBITDA Damage, the following shall apply:

(a)	the commercial terms thereof shall be customary for transactions of that nature and the Purchaser shall use its best endeavours to maximise the proceeds of any Required Disposal;

(b)	to the extent reasonably practicable, the Purchaser shall appoint an investment bank of international repute acceptable to AWI (acting reasonably) to coordinate the disposal process;

(c)	the sale process shall be implemented within the deadlines agreed with, and in compliance with any ancillary conditions or obligations imposed by the Competition Authority under the relevant Remedy;

(d)	to the extent reasonably practicable, the Purchaser shall keep AWI regularly (and no less frequently than on a fortnightly basis) informed of the progress of the Required Disposal, including as to the negotiation of its commercial terms, and shall provide AWI with the opportunity to review and comment on drafts of any binding agreements proposed to be entered into in connection with the Required Disposal;

(e)	to the extent reasonably practicable, the Purchaser shall not enter into any legally binding agreement with respect to the terms of the Required Disposal without having obtained AWI’s prior written consent (such consent not to be unreasonably withheld); and

(f)	the costs and expenses incurred in connection with the Required Disposal shall be for the account of the Purchaser.

4.13	In the event of a dispute between AWI and the Purchaser as to the existence or extent of a Remedy EBITDA Reduction which would result from a Remedy:

(a)	AWI and the Purchaser shall use reasonable endeavours to resolve the matters in dispute in the period of twenty (20) Business Days following the date on which the relevant Remedy is determined by the relevant Competition Authority;

(b)	if AWI and the Purchaser are unable to agree on the relevant matters during such twenty (20) Business Day period, either AWI or the Purchaser may, by written notice to the other party (the “Referral Notice”), require the matters still in dispute to be referred to an independent firm of chartered accountants of international repute (the “Expert”) for determination;

(c)	AWI and the Purchaser shall use all reasonable endeavours to reach agreement regarding the identity of the person to be appointed as Expert and to agree the terms of its appointment;

(d)	If AWI and the Purchaser fail to agree on an Expert and its terms of appointment within five (5) Business Days of the date of the Referral Notice, then AWI or the Purchaser may request the President for the time being of the Institute of Chartered Accountants of England and Wales to nominate an independent expert as the Expert;

(e)	The scope of the Expert’s determination shall be limited to determining (i) whether a Remedy EBITDA Reduction would result from a Remedy and (ii) the quantum (if any) of the relevant Remedy EBITDA Reduction, in each case to the extent such Remedy EBITDA Reduction has not been agreed. The Expert shall act as an expert and not as an arbitrator. Save in the event of manifest error or fraud the Expert’s determination shall be final and binding on AWI and the Purchaser;

(f)	AWI and the Purchaser shall cooperate with the Expert and provide such assistance and access to such documents, personnel, books and records as the Expert may reasonably require for the purpose of making its determination; and

(g)	Each of AWI and the Purchaser shall bear and pay its own costs incurred in connection with the Expert’s determination, provided that the Expert’s fees and any costs or expenses incurred in making his or her determination (including the fees and costs of any advisers appointed by the Expert) shall be borne equally between AWI on the one hand and the Purchaser on the other hand.

4.14	The Purchaser shall:

(c)	give notice in writing to AWI’s Solicitors that a Competition Condition has been satisfied as soon as practicable and in any event within one (1) Business Day of becoming aware of the fact; and

(d)	promptly disclose to AWI’s Solicitors in writing any matter, fact or circumstance of which it becomes aware which will or might prevent any of the Competition Conditions from being satisfied on or prior to the Long Stop Date.

4.15	If Completion will not or is reasonably unlikely to occur on or prior to the Long Stop Date due to a failure to satisfy any of the Competition Conditions, AWI may by written notice to the Purchaser given within the fourteen (14) day period prior to the Long Stop Date, extend the Long Stop Date by an additional period of one calendar month (such period of one calendar month a “Term Extension”). AWI may further extend the Long Stop Date by additional periods of one calendar month by written notice to the Purchaser given no later than three (3) Business Days prior to the expiry of any Term Extension, provided that the Long Stop Date shall not be extended beyond the date falling fifteen (15) months after the date of this Agreement.

4.16	If one or more of the Conditions:

(a)	remains unsatisfied as at 6.00pm on the Long Stop Date (as such date may be extended pursuant to Clause 4.15) and has not been waived on or before such time in accordance with this Agreement; or

(b)

becomes impossible to satisfy before the Long Stop Date (as such date may be extended pursuant to Clause 4.15) and, if it is a Condition which can be waived by a Party, has not been waived within five (5) Business Days of such Condition becoming impossible to satisfy, either Party may terminate this Agreement by written notice to the other Party, in which case the provisions of Clause 4.14 shall apply, provided that the right to terminate this Agreement shall not be available to any Party whose breach of this Agreement has been the cause of, or resulted in, the failure of a Condition to be satisfied or becoming impossible to be satisfied.

4.17	This Clause 4.17 shall apply only in the circumstances referred to in Clauses 4.16 and, if applicable, Clause 6.4. Where this Clause applies, this Agreement, other than the Surviving Provisions, shall terminate with immediate effect and each Party’s rights and obligations other than those specified above shall cease immediately on termination. Such termination shall not affect the rights and obligations of any Party existing before termination.

5.	CONDUCT OF BUSINESS

5.1	Subject to Clause 5.2, during the period from the date of this Agreement to Completion, AWI shall comply (and shall procure that each Group Company complies) with the provisions of Schedule 4 (Conduct of Business prior to Completion).

5.2	Clause 5.1 does not apply in respect of and shall not operate so as to restrict or prevent:

(a)	any matter reasonably undertaken by any member of the Seller Group in an emergency or disaster situation with the intention of minimising any adverse effect thereof;

(b)	any matter expressly permitted by, or necessary for performance of any provision of this Agreement or any of the other Transaction Documents or otherwise necessary for Completion;

(c)	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by any member of the Seller Group prior to the date of this Agreement;

(d)	subject to the requirements of Applicable Law, any matter undertaken by any member of the Seller Group at the request of the Purchaser or with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, rendered subject to conditions or delayed more than seven (7) days from the date of receipt of the written request from AWI, and consent will be deemed to be given by the Purchaser where the Purchaser fails to respond to AWI’s written request (which request can be sent by email) within seven (7) days of the date of receipt of the written request from AWI;

(e)	any matter to the extent required by (i) any Applicable Law, (ii) the terms of any collective bargaining agreement that applies in relation to any Employee if in effect as of the date of this Agreement and Disclosed to the Purchaser, or (iii) any Governmental Authority;

(f)	any matter necessary or reasonably considered by AWI to be appropriate for the implementation and/or completion of the Pre-Completion Reorganisation; or

(g)	any distribution, repayment, repatriation or payment of cash to any member of the Seller Group.

6.	COMPLETION

6.1	Completion shall take place at the offices of AWI’s Solicitors (i) on the last Business Day of the month in which the last of the Conditions has been satisfied in accordance with this Agreement, or (ii) if the last of the Conditions is satisfied less than five (5) Business Days from the end of the month, on the last Business Day of the following month, or (iii) at such other time and venue as may be agreed in writing between the Parties (the “Completion Date”).

6.2	AWI shall notify (or shall procure a Group Company to notify) the Purchaser by e-mail no later than five (5) Business Days prior to the Completion Date of the following (the “Pre-Completion Notification”):

(a)	AWI’s good-faith estimate of the Consideration (the “Estimated Consideration”); and

(b)	the relevant bank accounts details into which the Consideration is to be paid on the Completion Date (the “AWI Account”).

6.3	On the Completion Date:

(a)	the Purchaser shall deliver or take (or cause to be delivered or taken) the documents and actions listed in Part 1 of Schedule 7 (Completion); and

(b)	subject to compliance with Clause 6.3(a), AWI shall deliver or take (or cause to be delivered and taken) the documents and actions listed in Part 2 of Schedule 7 (Completion).

6.4	If any foregoing provision of this Clause 6 is not complied with in any material respect, the Purchaser (in the case of non-compliance by AWI) or AWI (in the case of non-compliance by the Purchaser) shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to claim damages) by written notice to the other Party, served on the Completion Date:

(a)	to effect Completion so far as practicable having regard to any defaults which have occurred; or

(b)	to fix a new date for Completion not being later than five Business Days following the Completion Date in which case the foregoing provisions of this Clause 6.4 shall apply to the Completion Date as so deferred; or

(c)	in the case of material non-compliance with Clause 6.3 (which, in the case of AWI, shall only arise where AWI has failed to deliver (or procure the delivery of) paragraphs 1.1(a), 1.1(b) or 1.1(c) of Part 2 of Schedule 7 (Completion), and in the case of the Purchaser, shall only arise where the Purchaser has failed to pay the Consideration in accordance with paragraph 1.1 of Part 1 of Schedule 7 (Completion)) still persisting after the lapse of the Completion Date as deferred pursuant to Clause 6.4(b) to elect not to proceed with the transactions set out herein whereupon the provisions of Clause 4.17 shall apply.

7.	COMPLETION ACCOUNTS

7.1	To determine the Final Consideration, the Parties shall follow the procedure set forth in Schedule 8 (Completion Accounts).

7.2	If the Final Consideration determined in accordance with this Clause 7:

(a)	exceeds the Estimated Consideration, then the Purchaser shall pay the difference between the Final Consideration and the Estimated Consideration to AWI; or

(b)	is less than the Estimated Consideration, then AWI shall pay the difference between the Final Consideration and the Estimated Consideration to the Purchaser (in each case, a “Consideration Adjustment” and the relevant payments each a “Consideration Adjustment Payment”).

7.3	The Consideration Adjustment Payment pursuant to Clause 7.2 shall be made by the relevant Party within ten (10) Business Days after the Completion Accounts and the Adjustment Statement have become binding on the Parties in accordance with Schedule 8 (Completion Accounts). The Consideration Adjustment Payment shall be paid in dollars in immediately available funds to such account as the recipient shall specify in writing for the purpose.

7.4	Any Consideration Adjustment amount shall accrue interest from the Completion Date until and including the due date pursuant to Clause 7.3, calculated in accordance with Clause 26.

8.	AWI WARRANTIES

8.1	AWI warrants to the Purchaser that:

(a)	each of the Business Warranties and each of the Tax Warranties is true and accurate as at the date hereof; and

(b)	each of the Fundamental Warranties is true and accurate as at the date hereof and as at Completion, by reference to the facts and circumstances then subsisting and, for this purpose, the Fundamental Warranties shall be deemed to be repeated at Completion as if any express or implied reference in the Fundamental Warranties to the date of this Agreement was replaced by a reference to the Completion Date.

8.2	Each of the AWI Warranties is separate and independent and except as expressly provided to the contrary in this Agreement is not limited by reference to any other AWI Warranty.

8.3	The AWI Warranties are given subject to the exclusions and limitations of liabilities and other provisions set out in Schedule 3 (Limitation of Liability).

8.4	The Purchaser acknowledges and agrees that:

(a)	The AWI Warranties are the only warranties or representations of any kind given by or on behalf of AWI or any other member of the Seller Group and no other statement, promise or forecast made by or on behalf of AWI or any other member of the Seller Group or any of their respective Representatives may form the basis of any claim by the Purchaser or any other member of the Purchaser’s Group under or in connection with any Transaction Document or the Transaction;

(b)	the Tax Warranties are the only warranties or representations of any kind given in respect of Tax matters and each of the other AWI Warranties shall be deemed not to be given in relation of those matters;

(c)	no member of the Seller Group makes any representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser, any member of the Purchaser’s Group or any of their respective Representatives on or prior to the date of this Agreement; and

(d)	save only as provided in Clause 4.16, and, if applicable, Clause 6.4 or in the case of fraud, the sole remedy of the Purchaser for any breach of this Agreement by AWI shall be an action in damages and the Purchaser shall have no right to rescind or terminate this Agreement in any other circumstances whatsoever.

9.	TAX COVENANT

9.1	The Tax Covenant set out in Schedule 10 shall take effect from Completion.

10.	PURCHASER’S WARRANTIES

10.1	The Purchaser warrants to AWI that, as at the date of this Agreement:

(a)	it is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation;

(b)	it has the full legal right, power and authority to enter into and to perform this Agreement and any other Transaction Document to which it is a party (the “Purchaser’s Completion Documents”);

(c)	the Purchaser’s Completion Documents will, when executed, constitute, legal, valid and binding obligations of the Purchaser in accordance with their respective terms;

(d)	it is not insolvent or unable to pay its debts as they fall due;

(e)	the execution, delivery and performance of its obligations under the Purchaser’s Completion Documents will not:

(i)	conflict with or constitute a default or a breach under any provision of its memorandum or articles of association, by-laws or equivalent constitutional documents of the Purchaser;

(ii)	result in a breach of, or constitute a default under, any agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound;

(iii)	result in a breach of any order, judgment or decree of any court or Governmental Authority to which it is a party or by which it is bound; or

(iv)	require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date of this Agreement on a basis which is both unconditional and which cannot be revoked, in each case other than the Competition Condition;

(f)	it has available cash, equity commitments or loan facilities on terms which involve no preconditions that will at Completion provide in immediately available funds the necessary cash resources to satisfy and perform in full its obligations under this Agreement and the other Transaction Documents; and

(g)	save to the extent contained in the information provided by the Purchaser or its Representatives to AWI or its Representatives prior to the date of this Agreement, no Relevant Purchaser Individual has actual knowledge of any fact, matter or circumstance:

(i)	relating to or attributable to the Purchaser or any other member of the Purchaser’s Group which might result in a delay in, or adversely effect, the satisfaction of the Competition Conditions prior to the Long Stop Date and which has not been disclosed to AWI prior to the date of this Agreement; or

(ii)	that might entitle the Purchaser or any other member of the Purchaser’s Group either at Completion or with the passing of time to make a Claim against AWI other than a Tax Covenant Claim.

11.	UNDERTAKINGS

11.1	Between the date of this Agreement and Completion:

(a)	AWI shall exercise such corporate power as it is entitled to exercise under the relevant Applicable Laws in order to ensure that the Group provides the Purchaser, on a no liability basis, with such financial, legal or operational information as the Purchaser may reasonably request; and

(b)	the Purchaser shall be entitled to reasonable access to the Management Team,

in each case for the purposes of monitoring the operation of the Business, but not so as to cause disruption to the on-going business of any Group Company, provided that (i) any such access or provision of information shall be scheduled and coordinated through Mr Tobias Stricker and Mr Michael Roßkopf and shall be conducted at Purchaser’s expense and (ii) the obligations of AWI under this Clause 11.1 shall not extend to allowing access to information the disclosure of which could reasonably be regarded as likely to (1) cause competitive harm to the Business if the Transaction is not consummated, (2) jeopardize any attorney-client or other legal privilege; or (3) give rise to breaches of any Applicable Laws (including competition or regulatory legislation).

11.2	The Parties agree to procure that as soon as reasonably practicable after the date of this Agreement and in any event prior to Completion:

(a)	AWI and the Purchaser shall finalise the terms of, and enter into, an agreement relating to the mutual supply of certain respective goods between the Group Companies and AWI after Completion (the “Mutual Supply Agreement”), which shall be substantially in the Agreed Form and shall provide that:

(i)	all goods supplied between the Group Companies and AWI as at Completion shall, after Completion, continue to be supplied at a price consistent with past pricing mechanisms, it being understood that no minimum purchase obligation applies; and

(ii)	the agreement shall remain in force for a period of two (2) years from Completion after which date it could be terminated by either of the parties thereto upon a sixty (60) day prior written notice;

(b)	WAVE and the Purchaser shall finalise the terms of, and enter into, an agreement relating to the mutual supply of goods between WAVE and one or more of the Group Companies after Completion (the “WAVE Supply Agreement”), which shall be substantially in the Agreed Form and shall provide that:

(i)	all goods supplied between WAVE and any Group Company as at Completion shall, after Completion, continue to be supplied at a price to be mutually agreed; and

(ii)	the agreement shall remain in force for a period of two (2) years from Completion after which date it could be terminated by either of the parties thereto upon a sixty (60) day prior written notice;

(c)	WAVE and the Purchaser shall finalise the terms of, and enter into, an agreement relating to the use of certain Intellectual Property, including the Licenced WAVE IP,

by the Group Companies after Completion, substantially in the same form as the AWI IP Licence Agreement (subject to provisions relating to the payment of royalties in respect of certain licenced Intellectual Property) and otherwise in a mutually acceptable form (the “WAVE IP Licence Agreement”); and

(d)	AWI and the Purchaser shall finalise the terms of, and enter into, an agreement relating to certain services to be provided by AWI to the Group Companies after Completion (the “Transition Services Agreement”), which shall be substantially in the Agreed Form and shall provide that:

(i)	the services to be provided by AWI to the Group Companies shall consist of: process engineering support for operations and IT (SAP maintenance support, network, network security and website);

(ii)	each of the services shall be provided at a price equal to all costs and out-of-pocket expenses incurred by AWI Group in connection with the provision of that service plus 10 per cent; and

(iii)	the agreement shall remain in force for a period of one (1) year from Completion before which date it could be terminated by the Purchaser upon a sixty (60) day prior written notice.

11.3	In the event that any Applicable Law requires the observance of any specified formalities or documents in order to effect the transfer of Sale Shares in accordance with this Agreement, the Parties shall prepare and, at Completion, enter into short-form share transfer agreements in a form reasonably satisfactory to AWI (the “Local Share Transfer Agreements”). The Parties agree that (i) the Local Share Transfer Agreements shall only contain provisions necessary to satisfy the requirements of Applicable Law to effect, and make enforceable vis-à-vis third parties, the transfer of the legal and beneficial title to the relevant Sale Shares, (ii) the Local Share Transfer Agreements shall not affect the Parties’ rights and obligations with respect to the Transaction which shall be determined by this Agreement; and (iii) in the case of a discrepancy between the provisions of a Local Share Transfer Agreement and this Agreement, the provisions of this Agreement shall prevail.

11.4	The Purchaser shall use all reasonable endeavours to procure that on Completion, or as soon as reasonably practicable following Completion, AWI and any other member of the Seller Group is released from all guarantees and indemnities Disclosed to the Purchaser prior to the date of this Agreement that are given (if any) in respect of obligations of any Group Company and, pending such release, the Purchaser shall indemnify and hold harmless AWI (for itself and as trustee on behalf of the other relevant members of the Seller Group) against all losses (including liabilities (including present and future damages), claims and reasonable costs and expenses) under or in connection with those guarantees and indemnities.

11.5	AWI shall use all reasonable endeavours to procure that on Completion, or as soon as reasonably practicable following Completion, each Group Company is released from all guarantees and indemnities given (if any) by it in respect of obligations of AWI or any other member of the Seller Group (other than a Group Company) and, pending such release, AWI shall indemnify and hold harmless the Purchaser and each other relevant Group Company against all losses (including liabilities (including present and future damages), claims and reasonable costs and expenses) under or in connection with those guarantees and indemnities.

11.6

Except with respect to the Transition Services Agreement, the AWI IP Licence Agreement, the WAVE IP Licence Agreement and the Supply Agreements (each a “Surviving Agreement”), immediately prior to Completion, AWI shall, and shall procure any other member of the Seller Group to terminate, effective as of the Completion Date, all contracts between a member of the Seller Group (other than a Group Company), on the one hand, and any Group Company (“Pre-Completion Group Contracts”), on the other hand. Subject to the occurrence of Completion, (i) AWI hereby agrees not to make or enforce, and undertakes to procure that no other member of the Seller Group makes or enforces, any claim against a Group Company under or in respect of the Pre-Completion Group Contracts other than under the Surviving Agreements; and (ii) the Purchaser hereby agrees not to make or enforce, and undertakes to procure that no other member of the Purchaser’s Group makes or enforces, any claim against a member of the Seller Group under or in respect of the Pre-Completion Group Contracts other than under the Surviving Agreements.

11.7	The Purchaser acknowledges that all insurance coverage for the Group Companies under policies of AWI and any other member of the Seller Group (other than the Group Companies) shall terminate as of the Completion Date and, following the Completion Date, no claims may be brought against any such policy of AWI or any other member of the Seller Group in respect of the Group Companies regardless of whether the events underlying such claim arose prior to or after the Completion Date. AWI undertakes to use reasonable endeavours (at the Purchaser’s cost and expense after Completion) (i) to cause the relevant insurance companies to compensate losses of the Group Companies that have occurred prior to Completion and (ii) to ensure that any proceeds relating to such losses are assigned directly to the relevant Group Company or third-party claimant.

11.8	The Purchaser shall procure that the Group Companies shall retain for a period of ten (10) years from Completion (or such longer period as may be prescribed by Applicable Law) all books, records and other written information relating to the Group Companies, their assets, liabilities and/or business held by the Group Companies as at Completion. This Clause11.8 applies mutatis mutandis to the Seller Group.

11.9	Upon reasonable written notice and at AWI’s expense, the Purchaser shall procure that following Completion the Group Companies shall allow AWI, any other member of the Seller Group and their respective Representatives reasonable access during normal business hours to such books, records and other information (including, the right to inspect and take copies) as may be reasonably required by AWI in order to enable AWI or any other member of the Seller Group to comply with their statutory and contractual obligations (including AWI’s obligations under any Transaction Document) or enforce any contractual rights, provided that any such access will be conducted in such a manner as not to interfere unreasonably with the normal operation of the business of the Group Companies. This Clause 11.9 applies mutatis mutandis to the Seller Group. Without prejudice to the foregoing, the Purchaser shall procure that the books of the Group Companies are closed within six (6) Business Days of the Completion Date in accordance with the past practice of the Group and shall promptly provide AWI with such financial information in respect of Group Companies as AWI may reasonably request in order to comply with its financial reporting obligations, including but not limited to profit and loss and cash flow statements for the period from 1 January 2018 to, and balance sheets as at, the Completion Date.

11.10	From the date of this Agreement until the Completion Date, the Purchaser shall, and shall cause its Affiliates to, contact or communicate with the customers, suppliers, distributors and licensors of the Group in connection with the Transaction only with the prior written consent of AWI.

11.11	The Purchaser undertakes to enter into the W&I Insurance Policy as soon as reasonably practicable after the date of this Agreement, in such form as AWI shall approve (acting reasonably), to pay the premium and other amounts due under the W&I Insurance Policy in accordance with the terms thereof and, during the term of the W&I Insurance Policy:

(a)	to maintain the W&I Insurance Policy in full force and effect;

(b)	not to agree to amend the W&I Insurance Policy without AWI’s prior written approval; and

(c)	not to assign the W&I Insurance Policy (except that the Purchaser may pledge its rights under the W&I Insurance Policy for the purpose of financing the Transaction).

11.12	Prior to the Completion Date AWI shall assign all of its right, title and interest in the Assigned AWI IP to a Group Company (the “Assignee”) pursuant to the AWI IP Assignment Agreement and shall procure that WAVE or the relevant WAVE Affiliate assigns all of its right, title and interest in the Assigned WAVE IP to the Assignee pursuant to the WAVE IP Assignment Agreement. Following the Completion Date, at the Purchaser’s request and expense, AWI shall reasonably assist the Assignee in obtaining any necessary documentation for the recordation of the transfer of registrations and applications for the Assigned AWI IP and the Assigned WAVE IP to the Assignee. The Purchaser shall be responsible for preparing, submitting and paying filing fees with respect to such documents to change and record ownership to the Assignee (except for bringing recordation up to date with respect to predecessors-in-interest, if any), and any other costs related thereto.

11.13	As of and following the Completion Date, the Purchaser’s Group shall not make any new uses of the Retained Trademarks. As soon as reasonably practicable, but no later than ninety (90) days, after the Completion Date, the Purchaser’s Group shall phase-out all use of the Retained Trademarks, and shall thereafter not make any use thereof.

11.14	The Purchaser shall be responsible for providing any notices of the change in ownership of any Group Company resulting from the Transaction and/or the transfer of any Environmental Licences that may be required by applicable Environmental Laws, whether prior to or after Completion. AWI will reasonably cooperate with Purchaser, by signing any documentation which is reasonably required by the Purchaser in connection with the foregoing.

11.15	AWI shall provide the following information to the Purchaser by no later than twenty (20) Business Days following the date of this Agreement:

(a)	in respect of each Employee: the job title, period of continuous employment, notice period or term of employment, salary, entitlement to benefits including variable remuneration, any outstanding incentive awards and location; and

(b)	in respect of each Senior Employee, copies of the contract of service or terms and conditions of employment, details of any other agreement (whether or not in writing), including golden parachutes, change of control provisions and non-compete covenants regarding their remuneration and employment to which any Group Company is a party.

The above-mentioned documents will be provided in a redacted version as far as such redactions are necessary to comply with relevant Antitrust Laws

12.	PRE-COMPLETION REORGANISATION

12.1	Pre-Completion Reorganisation

(a)	AWI shall implement the Pre-Completion Reorganisation in accordance with the restructuring plan set out in Schedule 19 (Pre-Completion Reorganisation) and procure that the Pre-Completion Reorganisation is completed by no later than the Completion Date.

(b)

As soon as reasonably practicable after the Completion Date and in any event on or before the expiry of one year after the Completion Date, the Parties shall review the composition of the assets and liabilities of the Group with a view to establishing in good faith whether, as a result of the Pre-Completion Reorganisation, any asset or liability (i) was allocated to a member of the Group but should have been retained by the Seller Group, or (ii) which was allocated to a member of the Seller Group but should have been retained by the Group (each a “Wrong-Box Item”). The Parties shall promptly procure the transfer, for no further consideration, of any Wrong-Box Items to such entity the entitled Party specifies. Pending such transfer, the Wrong-Box Items shall be held on behalf of the entitled Party and the Parties shall economically put each other in the position they would be in if the respective Wrong-Box Items were held by the entitled Party.

13.	INDEMNITIES

13.1	Other than in respect of Tax (where the Tax Covenant in Schedule 10, para. 2.1 shall apply) and subject always to the provisions of Schedule 3 (Limitation of Liability), AWI undertakes to indemnify and hold harmless the Purchaser and its Affiliates (including, following Completion, the Group Companies) from any damages, losses, liabilities, costs and expenses incurred, resulting from or in connection with:

(a)	any measure taken as part of the Pre-Completion Reorganisation; and

(b)	DLW Energy Claim.

14.	NON-COMPETE/NON-SOLICIT

14.1	AWI covenants with the Purchaser (for itself and as trustee on behalf of the other relevant members of the Purchaser’s Group) that it shall not, and shall procure that none of its Affiliates shall directly or indirectly, for a period of two (2) years from Completion:

(a)	be concerned in any business which is competitive in any Restricted Territory with the Restricted Business or any part of it; or

(b)	induce or attempt to induce any director, officer (other than a director or officer resigning at Completion), or Senior Employee of a Group Company to (i) leave the employment of or relationship with that Group Company or (ii) enter into any employment or services agreement with AWI (or any of AWI’s Affiliates) otherwise than in response to a bona fide newspaper or trade advertisement where there has been no previous contact directly in relation to the possible entry into such an agreement between AWI (or any of AWI’s Affiliates) and the individual concerned.

14.2	The Purchaser covenants with AWI (for itself and as trustee on behalf of the other relevant members of the Seller Group) that it shall not, and shall procure that no other member of the Purchaser’s Group shall directly or indirectly, until the later of (i) twelve (12) months from Completion and (ii) the date on which the Supply Agreements terminate in accordance with their terms (but in no event later than two (2) years from Completion), induce or attempt to induce any Seller Group Officer or Employee to (1) leave the employment of or relationship with the relevant member of the Seller Group or (2) enter into any employment or services agreement with the Purchaser (or any other member of the Purchaser’s Group) otherwise than in response to a bona fide newspaper or trade advertisement where there has been no previous contact directly in relation to the possible entry into such an agreement between the Purchaser (or any other member of the Purchaser’s Group) and the individual concerned.

14.3	For the purpose of this Clause 14, AWI or the relevant member of the AWI Group will be concerned in a business if it owns, manages, controls, carries it on as a principal or agent or if it has any direct or indirect financial interest as a shareholder in or lender or consultant to any person who carries on the business.

14.4	The restrictions in Clause 14.1(a) shall not prevent any member of the AWI Group after Completion from:

(a)	acquiring and/or holding an interest in a publicly traded or listed company which, together with the holdings of all other members of the AWI Group, is not more than five (5) per cent of the issued share capital of such publicly traded or listed company; or

(b)	acquiring any one or more companies and/or businesses (the “Acquired Business”) and subsequently carrying on or being engaged in the Acquired Business where its activities include carrying on or being engaged in a business which competes with the Specialties Business in any of the Restricted Territories (the “Acquired Competing Business”), provided that the Acquired Competing Business represents less than twenty-five per cent (25%) of the total revenues of the Acquired Business in the financial year of the Acquired Business most recently completed prior to the completion of the acquisition of the Acquired Business; or

(c)	selling to subsidiaries and Affiliates, regardless of where located, of Non-Restricted Customers in connection with international or global supply agreements, projects or initiatives managed or originating in a Non-Restricted Territory.

14.5	Notwithstanding the provisions of Clause 14.1, nothing in this Clause 14, shall prevent AWI or any other member of the AWI Group from acquiring and subsequently carrying on or being engaged in an Acquired Business where the Acquired Competing Business falls outside the limits specified in Clause 14.4(b) provided that AWI complies with the requirements of this Clause 14.5. In those circumstances, AWI shall (as agent for the relevant member(s) of the AWI Group) offer for sale to the Purchaser (and/or such other member(s) of the Purchaser’s Group which it designates) any Acquired Competing Business (or such portion of it as would, following completion of such sale, result in the remaining Acquired Competing Business representing less than the percentage specified in Clause 14.4(b) of the total revenues of the Acquired Business in the financial year specified in that Clause) in accordance with the following procedure:

(a)	any such offer shall be made by AWI to the Purchaser in writing (an “Offer Notice”) within three (3) months after the acquisition of the Acquired Business has been completed and shall specify the terms of such offer (which shall be equivalent, or as similar as practicable, to the terms on which the Acquired Business was acquired by the relevant member(s) of the AWI Group) and the price (which shall be such proportion of the purchase price paid by the relevant member(s) of the AWI Group for the Acquired Business as is attributable to the Acquired Competing Business (or the relevant portion thereof)); for this purpose, such price shall be determined by a firm of accountants of international standing agreed by AWI and the Purchaser (or, failing agreement, appointed by the President for the time being of the Institute of Chartered Accountants on the application of either AWI or the Purchaser) on the basis that such firm shall be deemed to have been engaged jointly by AWI and the Purchaser and its fees shall be borne equally by AWI and the Purchaser;

(b)	when that offer is made, AWI shall procure that the Purchaser is granted access to the Acquired Competing Business (or the relevant portion thereof) in order to conduct due diligence from the date of the Offer Notice until sixty (60) days after the Offer Notice;

(c)	if the Purchaser wishes to accept the offer, it shall notify AWI within sixty (60) days of the date of the Offer Notice, in which case AWI shall use all reasonable endeavours to procure that the transfer of the Acquired Competing Business (or the relevant portion thereof) is completed on, and subject to, the terms of the offer and documented accordingly as soon as reasonably practicable thereafter; and

(d)	if the Purchaser notifies AWI that it does not wish to accept the offer or if no response to the Offer Notice is received by AWI, in each case, within sixty (60) days of the Offer Notice, then the relevant member(s) of the AWI Group shall be entitled to retain the whole of the Acquired Competing Business and the provisions of Clause 14.1 shall not apply in relation to any part of the Acquired Competing Business, it being expressly agreed between the Parties that whilst the above process is taking place, the AWI Group shall be entitled to operate and retain the Acquired Business and the provisions of Clause 14.1 shall not apply to the Acquired Competing Business.

14.6	The Parties hereby acknowledge and agree that:

(a)	each of the restrictions in Clause 14.1 and Clause 14.2 shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid; and

(b)	if at any time any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable in whole or in part under any enactment or rule of law in any jurisdiction, then:

(i)	such provision shall:

(1)	to the extent that it is illegal, void, invalid or unenforceable be given no effect and shall be deemed not to be included in this Agreement; and

(2)	not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or the legality, validity or enforceability under the law of any other jurisdiction of such provision or any other provision of this Agreement; and

(ii)	the Parties shall use reasonable endeavours to replace such a provision with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the Parties under this Agreement.

14.7	The Parties acknowledge that the above provisions of this Clause 14.7, are no more extensive than is reasonable to protect the Purchaser as the purchaser of the Sale Share and AWI and the other members of the Seller Group in connection with the performance of their obligations under the Transition Services Agreement and the Mutual Supply Agreement.

15.	EMPLOYEES

15.1	Transfer of Employees:

(a)	The Purchaser confirms that the employment of each Employee (including, for the avoidance of doubt, the Employees referred to in paragraph 2 of Schedule 19 (Pre-Completion Reorganisation)) shall, on the Completion Date, (i) continue on the terms and conditions of employment (if any) that apply to them immediately prior to the Completion Date and (ii) with respect to each Employee, in a position that is comparable to such Employee’s position immediately prior to the Completion Date (including level of responsibility, compensation and employee benefits and authority).

(b)	The Purchaser shall indemnify AWI (for itself and each relevant member of the Seller Group) for any Employment Liability incurred or arising from a failure by the Purchaser or its Affiliates to comply with the obligations under this Clause 15.

15.2	Compensation and benefits.

(a)	During the period of six (6) months commencing on the Completion Date (the “Continuation Period”), the Purchaser shall, or shall cause one of its Affiliates to, provide each Employee with (i) a base salary or hourly wage rate that is at least equal to the base salary or hourly wage rate provided to the Employee immediately prior to the Completion Date, (ii) incentive compensation opportunities at least equal to the incentive compensation opportunities provided to the Employee immediately prior to the Completion Date and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to the Employee immediately prior to the Completion.

(b)	The Purchaser shall, or shall cause one of its Affiliates to provide each Employee whose employment terminates during the Continuation Period with severance payments and benefits that are no less favourable than the severance payments and benefits that would have been provided to the Employee upon a similar termination of employment immediately prior to the Completion Date.

15.3	AWI shall, and shall cause the relevant members of the Seller Group to, and the Purchaser shall, and shall cause its Affiliates to, cooperate fully in meeting any Employment Obligation or otherwise providing information to, or consulting, discussing or negotiating with relevant unions, works’ councils or other Employee Representatives in relation to the Transaction. The Purchaser shall assist and cooperate fully with AWI in causing to be completed, all notifications to, and all consultations with employees, Employee Representatives, labour boards and relevant Governmental Authorities concerning the Transaction whether pursuant to an Employment Obligation or otherwise pursuant to Applicable Law and shall provide to AWI and its Representatives all such information as it may request in sufficient time to enable it to meet any Employment Obligation or requirement under Applicable Law.

15.4	The Purchaser shall indemnify each relevant member of the Seller Group against any Employment Liability which arises out of a complaint or failure or alleged failure to comply with Employment Obligations or in respect of any subsequent award of compensation in respect of a breach or alleged breach of the Employment Obligations where that complaint or failure to act is as a result of an act or omission of the Purchaser, or any of its Affiliates.

16.	WORKS’ COUNCIL / CONSULTATION MATTERS,

16.1	The Parties agree that, pursuant to French Applicable Laws, before any decision is made by either of the French Sellers to enter into any binding agreement in connection with the French Offers, an obligation to inform and consult with the central works’ council (comité central d’entreprise) of the French AWI Subsidiary and the works’ council (comité d’entreprise) of the French WAVE Subsidiary (the “Works’ Councils”) must be complied with (the “Consultation Process”).

16.2	The Purchaser undertakes (i) to execute and deliver the French AWI Offer Letter to the French AWI Seller and the French WAVE Offer Letter to the French WAVE Seller immediately following the execution of this Agreement; and (ii) following the execution and delivery of the French Offer Letters to the French Sellers, not to revise, withdraw or revoke (i) the French AWI Offer until the Expiry Date (as such term is defined in the French AWI Offer Letter) or (ii) the French WAVE Offer until the Expiry Date (as such term is defined in the French WAVE Offer Letter).

16.3	The French AWI Seller may only accept the French AWI Offer after the Consultation Process

Completion Date (as such term is defined in the French AWI Offer Letter) by delivering an executed copy of the French AWI Acceptance Notice to the Purchaser. The French WAVE Seller may only accept the French WAVE Offer after the Consultation Process Completion Date (as such term is defined in the French WAVE Offer Letter) by delivering an executed copy of the French WAVE Acceptance Notice to the Purchaser.

16.4	Unless and until the French AWI Seller has executed and delivered to the Purchaser a French AWI Acceptance Notice (which for the avoidance of doubt may not occur until after the Consultation Process Completion Date (as such term is defined the French AWI Offer Letter), this Agreement shall not be effective with respect to the French AWI Shares and the French AWI Shares shall not be considered Sale Shares for the purposes of this Agreement. For the avoidance of doubt, in the event the French AWI Acceptance Notice has not been delivered prior to the Completion Date, the Consideration shall be reduced by the amount of the French AWI Consideration (as such term is defined the French AWI Offer Letter).

16.5	Unless and until the French WAVE Seller has executed and delivered to the Purchaser a French WAVE Acceptance Notice (which for the avoidance of doubt may not occur until after the Consultation Process Completion Date (as such term is defined the French WAVE Offer Letter), this Agreement shall not be effective with respect to the French WAVE Shares and the French WAVE Shares shall not be considered Sale Shares for the purposes of this Agreement. For the avoidance of doubt, in the event the French WAVE Acceptance Notice has not been delivered prior to the Completion Date, the Consideration shall be reduced by the amount of the French WAVE Consideration (as such term is defined the French WAVE Offer Letter).

16.6	AWI shall procure that each French Subsidiary initiates the Consultation Process as promptly as reasonably practicable after the date of the French Offer Letter which relates to it. AWI shall conduct or cause each French Subsidiary to conduct the Consultation Process in the most expedient way practicable. The Purchaser shall fully cooperate with AWI, each French Seller, each French Subsidiary and their respective Representatives to ensure that the Consultation Process is undertaken in a proper manner without delay after the date of the relevant French Offer Letter and in particular, the Purchaser shall provide, in a timely manner, all such information and assistance as AWI, each French Seller, each French Subsidiary and their respective Representatives may request to allow them to fulfil their obligations in relation to the Consultation Process. The Purchaser shall procure that its Representatives shall, at the request of AWI with reasonable notice, attend meetings with each Works’ Council.

16.7	AWI undertakes to keep the Purchaser regularly informed of the progress of the Consultation Process and give notice of the completion of such Consultation Process promptly.

16.8	The Purchaser acknowledges that AWI and the French Sellers may wish to take into consideration the views of the Works’ Councils as expressed during the Consultation Process. The Purchaser, AWI and the French Sellers shall therefore use reasonable endeavors to carefully review the views and opinions expressed by the Works’ Councils that may be useful to the French Sellers’ decision making process. If any Party wishes to (i) propose any amendment to this Agreement or (ii) make any commitment, in connection with the views and opinions expressed by the Works’ Councils during the Consultation Process, such Party shall report any proposal to make such a commitment or amendment promptly to the other Party who shall review such proposal in good faith. In the event the Parties agree with such amendment or commitment, the Parties shall make such commitment or amendment in writing promptly thereafter.

17.	ANNOUNCEMENTS

17.1	The Parties hereby agree to the release of the Press Announcement promptly following the execution of this Agreement.

17.2	Save for the Press Announcement (and any announcement that is consistent in all material respects with the Press Announcement or any other announcement made in accordance with this Clause 17) and subject to Clause 17.3, no public announcement concerning the existence or subject matter of this Agreement shall be made by any Party without the prior written approval of the other Party, with such approval not to be unreasonably withheld, granted subject to conditions or delayed.

17.3	A Party may make an announcement concerning the existence or the subject matter of this Agreement if required by:

(a)	any Applicable Law; or

(b)	any securities exchange or Governmental Authority to which that Party or any of its Affiliates is subject or submits, wherever situated,

provided that it shall to the extent permitted by Applicable Law have first: (i) given notice to the Purchaser (in the case of any proposed announcement by a member of the Seller Group) or AWI (in the case of any proposed announcement by a member of the Purchaser’s Group), of its intention to make such an announcement and (ii) taken all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the Purchaser (in the case of any proposed announcement by a member of the Seller Group) or AWI (in the case of any proposed announcement by a member of the Purchaser’s Group), before making such announcement.

17.4	The restrictions contained in this Clause 17 shall continue to apply after termination of this Agreement without limit in time.

18.	CONFIDENTIALITY

18.1	Subject to Clause 18.2, each Party shall treat as strictly confidential and shall not by any act or omission disclose to any other person any information received or obtained as a result of entering into or performing this Agreement which relates to the existence of this Agreement, the provisions of this Agreement, the negotiations and subject matter of this Agreement and the other Party and its Affiliates (“Confidential Information”) (including written information and information transferred or obtained orally, visually, electronically or by any other means).

18.2	A Party may disclose Confidential Information if and to the extent:

(a)	it is required by Applicable Law to which such Party is subject;

(b)	it is required by any Governmental Authority to which any Party is subject or submits, wherever situated;

(c)	it is an announcement made in accordance with the provisions of Clause 17 (Announcements);

(d)	it is disclosed on a strictly confidential basis to its Representatives, its Affiliates or any Representatives of its Affiliates;

(e)	it was lawfully in its possession or in the possession of any of its Affiliates, its Representatives or any Representatives of its Affiliates (in either case as evidenced by written records or other reasonable evidence) free of any restriction as to its use or disclosure prior to it being so disclosed;

(f)	the information has come into the public domain through no fault of that Party or any of its Affiliates or Representatives;

(g)	that AWI (in relation to disclosure by a member of the Purchaser’s Group) or the Purchaser (in relation to disclosure by a member of the Seller Group) has given prior written consent to the disclosure; or

(h)	it is required to enable that Party to perform this Agreement (which includes any disclosure to Worthington Industries and any of its Affiliates in connection with the transfer of Sale Shares owned by WAVE or any of its Affiliates) or enforce its rights under this Agreement and/or disclosure is required for the purposes of any Proceedings; or

(i)	it is disclosed pursuant to Clause 18.5,

and provided that to the extent permitted by Applicable Law, any information to be disclosed in reliance on Clause 18.2(a) or 18.2(b) shall be disclosed only after consultation with the Purchaser (in the case of intended disclosure by a member of the Seller Group) or AWI (in the case of intended disclosure by a member of the Purchaser’s Group), and the Party intending to disclose the Confidential Information shall take into account, and to the extent possible, not take any action in contravention of, the reasonable comments or requests of such other Party.

18.3	Each of the Parties hereby agrees that it shall not use Confidential Information for any purpose other than in relation to the proper performance of its obligations and exercise of its rights under this Agreement (and the transactions contemplated hereby) or in connection with the business of the Group Companies.

18.4	Subject to Clause 18.5, the restrictions contained in this Clause 18 shall continue to apply after termination of this Agreement without limit in time.

18.5	To the extent that the Purchaser has obtained any Confidential Information regarding any Group Company, the obligations contained in this Clause 18 as regards any such Confidential Information on the part of the Purchaser shall end on the Completion Date.

18.6	Without prejudice to any rights or remedies that the Parties may have accrued under the nondisclosure agreement between AWI and the Purchaser dated on or about 21 July 2017 (the “NDA”), the Parties agree that the NDA shall be deemed terminated with effect from the date of this Agreement.

18.7	Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of this Clause 18 or Clause 17 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of this Clause 18 or Clause 17 by any Party would be more appropriate remedies.

19.	NOTICES

19.1	Any notice or other communication to be given or made under or in connection with this Agreement (a “Notice”) shall be in writing in the English language and save where the Notice is given by email, signed by or on behalf of the Party giving it.

19.2	Service of a Notice must be effected by one of the following methods:

(a)	personally by hand;

(b)	by an internationally recognised courier or postal company that provides a record of delivery (“Recorded Delivery”);

(c)	by pre-paid international airmail;

(d)	by facsimile; or

(e)	by email (either by signed attachment or in the body of the email with an electronic signature).

19.3	Notices to be given in fulfilment of obligations under Clause 4 (except under Clause 4.16) may be given by regular email (without the further requirements set out in Clause 19.2(e)).

19.4	Notices shall be addressed as follows:

AWI:

For the attention of: Mark A. Hershey, Senior Vice President, General Counsel &

Chief Compliance Officer

Address: Armstrong World Industries, Inc., 2500 Columbia Avenue, Lancaster, PA.

17603

Telephone: 717.396.3434

Fax: 717.396.6428

Email: mahershey@armstrongceilings.com

and

For the attention of: Michaune Tillman, General Counsel & VP HR

Address: WAVE - Worthington Armstrong Venture, 101 Lindenwood Drive, Suite

350, Malvern, PA 19355

Telephone: 610.722.1211

Fax: 610.722.1257

Email: mtillman@armstrongceilings.com

With a copy (which shall not constitute, or be essential for, valid Notice) to:

Eric Cochran and Steven Daniels

Address: Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, NY 4TS 47-

334, 10036 USA

Email: ecochran@skadden.com and sdaniels@skadden.com

and

John Adebiyi

Address: Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, London

E14 5DS, United Kingdom

Email: john.adebiyi@skadden.com

The Purchaser:

For the attention of: Jörg Schanow

Address: Gebrüder Knauf KG, Am Bahnhof 7, 97346 Iphofen

Telephone: +49 9323 311 091

Fax: +49 9323 31 470

Email: schanow.joerg@knauf.de

With a copy (which shall not constitute, or be essential for, valid Notice) to:

For the attention of: Dr Tobias Larisch

Address: Freshfields Bruckhaus Deringer LLP, Feldmühleplatz 1, 40545 Düsseldorf

Telephone: 049 211 49 790

Fax: +49 211 49 79 103

Email: tobias.larisch@freshfields.com.

19.5	Either Party may notify the other Party of any change to its name, address, facsimile number or email address for the purpose of this Clause 19, provided that such notice shall be sent to the other Party and shall only be effective on:

(a)	the date specified in the Notice as the date on which the change is to take effect (being local time in the place the Notice is received or deemed received, unless specified to the contrary in the Notice); or

(b)	if no date is so specified or the date specified is less than three Business Days after which such Notice was given (or deemed to be given), the fourth Business Day after the Notice was received or deemed to be received.

19.6	In the absence of evidence of earlier receipt, any Notice served in accordance with this Clause 19 shall be deemed given and received:

(a)	in the case of hand delivery, at the time the envelope addressed in accordance with this Clause 19 containing the Notice is delivered at the address referred to in this Clause 19 as recorded in an affidavit or equivalent sworn statement of truth by the person responsible for the delivery by hand;

(b)	in the case of Recorded Delivery, at the time the envelope addressed in accordance with this Clause 19 containing the Notice is delivered at the address referred to in this Clause 19, as recorded in a record of delivery issued by the internationally recognised courier or postal company responsible for the Recorded Delivery;

(c)	in the case of pre-paid international airmail, on the sixth Business Day after the day the envelope addressed in accordance with this Clause 19 containing the Notice was posted to the address referred to in this Clause 19, as recorded on the postal service sales receipt;

(d)	in the case of facsimile, at the time the facsimile containing the Notice is recorded to have been successfully transmitted to the facsimile number referred to in this Clause 19, as recorded on the sender’s transmission confirmation record; or

(e)	in the case of email, at the time the email containing or attaching the Notice was sent to the email address referred to in this Clause 19, as recorded on the email on the sender’s machine, provided that receipt shall not occur if the sender receives an automated message indicating that the message has not been delivered to the recipient.

19.7	For the purposes of this Clause 19 if deemed receipt under this Clause 19 is not within business hours (meaning 9.00am to 5.30pm Monday to Friday on a day that is not a public holiday in the place of receipt), the Notice is deemed to have been received during business hours on the next Monday to Friday on a day that is not a public holiday in the place of receipt.

19.8	This Clause 19 shall not apply to the service of, or any step in, Proceedings.

20.	ASSIGNMENT

20.1

No Party may assign the benefit of this Agreement (in whole or in part) or transfer, declare a trust of or otherwise dispose of in any manner whatsoever its rights and obligations under this Agreement or subcontract or delegate in any manner whatsoever its performance under this

Agreement (each of the above, a “dealing”) without the prior written consent of the Purchaser, in the case of a dealing by AWI, or AWI, in the case of dealing by the Purchaser, such consent in each case to be at the absolute discretion of the relevant Party to withhold, provided that the Purchaser shall be entitled, without the consent of AWI, to:

(a)	assign the benefit of this Agreement (in whole or in part) or transfer any or all obligations or liabilities of the Purchaser under this Agreement to any of its Affiliates, provided that (i) the Purchaser remains jointly and severally liable with such Affiliate under this Agreement; (ii) any such assignment shall not operate to increase the liability of AWI under this Agreement, and (iii) if such Affiliate ceases to be an Affiliate of the Purchaser, then the Purchaser shall procure that such Affiliate reassigns such benefit or relevant part thereof to the Purchaser or to another Affiliate of the Purchaser prior to ceasing to be an Affiliate; and

(b)	for the purposes of providing security for its obligations under financing agreements in connection with the Transaction, to assign or create an Encumbrance on any of its rights under this Agreement or the other Transaction Documents to or in favour of financing banks pursuant to such financing agreements, provided that (i) any such assignment or creation of an Encumbrance shall not operate to increase the liability of AWI under this Agreement and (ii) the creation of such Encumbrance shall be conditional upon AWI always being entitled to exercise all rights and defences available to it pursuant to this Agreement against any such financing banks.

20.2	Except as expressly permitted by this Clause 20, any dealing or purported dealing with respect to the whole or any part of this Agreement shall be void.

21.	COSTS AND EXPENSES

21.1	Save as otherwise expressly provided in this Agreement, each Party shall pay its own costs, charges and expenses (including legal fees) in relation to the negotiation, preparation, execution and implementation of this Agreement, the other Transaction Documents and all other documents mentioned herein or therein.

21.2	Without prejudice to Clause 21.1, all stamp, transfer, registration and other similar taxes, duties and charges (including any notaries’ fees) except for taxes to be paid in this context in India, PRC or Russia as a withholding tax or income tax (e.g. pursuant to Sections 45 and 195 of the Indian Income-tax Act of 1961, Item (3) Article 3, Item (2) Article 19 PRC Corporate Income Tax Law and Article 91 of the PRC Implementation Regulations of the Corporate Income Tax Law or subparagraph 5 paragraph 1 Article 309 of the Russian Tax Code) (“Stamp Taxes”) payable in connection with the sale or purchase of the Sale Shares under any Transaction Document (unless otherwise provided in another Transaction Document) shall be borne in equal shares by the Parties. The Purchaser shall be responsible for filing all Tax Returns and other documentation in respect of any Stamp Taxes to the relevant Tax Authority and may at its discretion (acting in good faith) determine the amount of any Stamp Taxes payable.

21.3

The Parties jointly assume that the sale, purchase and transfer of the Sale Shares carried out under this Agreement is either not subject to or exempt from VAT. The Parties shall not waive any exemption from VAT in respect of such sale, purchase or transfer, and shall not opt to treat such sale, purchase or transfer as subject to VAT without the written consent of the other Party. However, if Tax Authorities take definite and finally binding another view on VAT all amounts payable under this Agreement or any other Transaction Document and all documents mentioned herein or therein are stated as exclusive of all VAT and the Parties shall bear in equal shares the cost of any VAT arising in connection with this Agreement, the other Transaction Documents and all other documents mentioned herein or therein and any costs, charges or expenses related to any such VAT. Accordingly, the Purchaser shall pay to AWI an amount equal to its share in any VAT payable or required to be accounted for by AWI and/or the Share Sellers (or any of their Affiliates) in respect of this Agreement or any other Transaction Document or any document mentioned herein or therein and any costs, charges or expenses related to any such VAT. In such case AWI shall provide the Purchaser with an invoice in accordance with Applicable Law for those supplies or services that are considered to be subject to VAT.

21.4	In the event that any member of the Purchaser’s Group (including, after Completion, a Group Company) is entitled to reclaim any amounts paid under Clauses 21.2 or 21.3, the Purchaser shall return the portion of amount paid by AWI (less any costs or taxes).

22.	INVALIDITY

Without prejudice to Clause 14.6, if at any time any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable in whole or in part under any enactment or rule of Applicable Law in any jurisdiction, then:

(a)	such provision shall:

(i)	to the extent that it is illegal, void, invalid or unenforceable be given no effect and shall be deemed not to be included in this Agreement; and

(ii)	not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or the legality, validity or enforceability under the Applicable Law of any other jurisdiction of such provision or any other provision of this Agreement; and

(b)	the Parties shall use all reasonable endeavours to replace such a provision with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the Parties under this Agreement.

23.	THIRD-PARTY RIGHTS

23.1	Except for the provisions of Clause 28.6, which shall be enforceable by the persons expressly referred to in such Clause, the Parties do not intend that any term of this Agreement should be enforceable by any person who is not a party to this Agreement (a “Third Party”) by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise.

23.2	Notwithstanding the provisions of Clause 23.1 or any benefits conferred by this Agreement on any Third Party by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise, the Parties may amend, vary, waive, terminate or rescind this Agreement at any time and in any way without the consent of any Third Party.

24.	COUNTERPARTS

This Agreement may be executed in counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but the counterparts shall together constitute one and the same instrument.

25.	PAYMENTS AND NO SET OFF

25.1	Every amount payable under this Agreement by one Party to another shall be made in full without any set-off or counterclaim howsoever arising and shall be free and clear of deduction or withholding of any kind other than any deduction or withholding required by Applicable Laws.

25.2	To the extent that the Purchaser intends to make any deduction or withholding in any jurisdiction from any payment required to be made pursuant to this Agreement, prior to making such deduction or withholding:

(a)	the Purchaser shall be required to appoint legal advisers in the relevant jurisdiction of international repute (the “Legal Advisers”). Such Legal Advisers must be acceptable to both AWI and the Purchaser (acting reasonably) and, in the event that the Parties cannot agree between themselves, the Legal Advisers shall be selected by the President of the Law Society of England and Wales;

(b)	the Legal Advisers shall be asked to opine on whether such deduction or withholding is required under Applicable Law (the “Legal Opinion”) with AWI being given reasonable opportunity to comment on the Legal Opinion, in particular in relation to any Relief AWI reasonably believes may be available and any such comments from AWI shall be reasonably taken into account in the Legal Opinion; and

(c)	only to the extent that the Legal Advisers determine, after having taken into account all reasonable comments received from AWI, that such withholding or deduction is required under Applicable Law shall the Purchaser be permitted to make such withholding or deduction.

25.3	Where the Legal Advisers have determined that a deduction or withholding is required in accordance with Clause 25.2, prior to making such decution or withholding, the Parties shall use commercially reasonable efforts to minimize such deduction or withholding. Amounts deducted or withheld and remitted to the appropriate Tax Authority in compliance with this Clause 25.3 shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction or withholding was made.

25.4	Unless otherwise expressly stated in this Agreement, all payments to be made under this Agreement shall be made in immediately available funds in dollars by electronic transfer on the due date for payment to such account as the receiving Party directs by Notice to the paying Party.

26.	INTEREST

26.1	If any sum due for payment under this Agreement (other than a payment of interest) is not paid on the due date for payment, then, without prejudice to any other remedy of the Party under this Agreement or as provided by Applicable Law, the Party in default shall pay interest on that unpaid sum from the due date until and including the date of actual payment calculated on a daily basis and compounded from day to day at a rate equal to the aggregate of two per cent. (2%) per annum above the base rate of Barclays Bank plc for the time being unless expressly provided to the contrary in this Agreement.

26.2	Clause 26.1 shall not apply and no interest for late payment shall accrue and be payable in the event a Party is prohibited from making the relevant payment under this Agreement as a result of financial or economic sanctions of any kind whatsoever applicable (or reasonably likely to be applicable) or the payment is otherwise prohibited by Applicable Law.

27.	VARIATION AND WAIVER

27.1	No variation of this Agreement shall be effective unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the Parties. The expression “variation” shall, in each case, include any variation, supplement, deletion or replacement however effected.

27.2	No waiver of this Agreement or of any provision hereof will be effective unless it is in writing (which, for this purpose, does not include email) and signed by the Party against whom such waiver is sought to be enforced.

27.3	Any waiver of any right, claim or default hereunder shall be effective only in the instance given and will not operate as or imply a waiver of any other or similar right, claim or default on any subsequent occasion.

27.4	Any failure or delay by any person in exercising, or failure to exercise, any right or remedy provided by law under this Agreement shall not impair or constitute a waiver of that right or remedy or of any other right or remedy and no single or partial exercise of any right or remedy provided by law or under this Agreement or otherwise shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

28.	ENTIRE AGREEMENT

28.1	Each Party confirms that the content of this Agreement as expressly set out herein together with the content of the other Transaction Documents and any other document expressly referred to in any of the terms of this Agreement, represents the entire understanding, and constitutes the entire agreement of the Parties, in relation to its subject matter and the Transaction, and supersedes all previous agreements, understandings and arrangements (whether express, implied, oral or written (whether or not in draft form)) between the Parties with respect thereto which shall cease to have any further force or effect.

28.2	Each of the Parties acknowledges that in entering into this Agreement it has agreed not to rely on any representation, warranty, collateral contract, undertaking or other assurance (except those warranties and undertakings expressly set out in this Agreement) made by or on behalf of the other Party before the signature of this Agreement, including during the course of negotiating this Agreement or any other Transaction Document.

28.3	Each of the Parties waives all rights and remedies which, but for this Clause 28.3, might otherwise be available to it in respect of any such representation, warranty, collateral contract, undertaking or other assurance, provided that nothing in this Clause 28.3 shall limit or exclude any liability for fraud or fraudulent misrepresentation.

28.4	Each of the Parties acknowledges that all of its rights and remedies are contained or referred to in this Agreement, and no Party shall have any other right or remedy, including a claim for innocent or negligent misrepresentation or negligent misstatement.

28.5	Every term or condition implied by law in any jurisdiction in relation to the subject matter of this Agreement shall be excluded to the fullest extent possible, and to the extent that it is not possible to exclude any such term or condition, each Party irrevocably waives any right or remedy in respect of it.

28.6

The Purchaser (for itself and on behalf of each other member of the Purchaser’s Group) hereby irrevocably waives any claim (save in respect of fraud or wilful misconduct) against any person having served as a director and/or officer of a Group Company at any time prior to Completion in connection with such person’s acts or omissions as a director and/or officer of the relevant Group Company during the period prior to Completion and releases any such person from any liability whatsoever in respect thereof. The Purchaser shall procure that each Group Company at the first annual shareholders’ meeting in respect of the relevant Group

Company following Completion, shall resolve to discharge each person having served as a director and/or officer of the relevant Group Company during any period prior to Completion from any claim (save in respect of fraud or wilful misconduct) in connection with such person’s acts or omissions as a director and/or officer of the relevant Group Company during such period.

29.	FURTHER ASSURANCE

Each of the Parties undertakes that it shall during the period of twelve (12) months following the Completion Date take all reasonable steps within its powers to perform or procure the performance of all such acts and execute and deliver or procure the execution and delivery of all such documents, as may be required by Applicable Law or as any other Party may reasonably require in order to secure to the other Party the full benefit of this Agreement.

30.	PROCESS AGENT

30.1	AWI and the Purchaser shall each maintain an agent in England for service of process and any other documents in proceedings in connection with this Agreement, whether the proceedings are in England or elsewhere.

30.2	AWI’s agent shall be Law Debenture Corporate Services Limited currently of Fifth Floor, 100 Wood Street, London EC2V 7EX. AWI shall notify the Purchaser in writing as soon as reasonably practicable of any change.

30.3	Any claim form, judgment or other notice of legal process shall be sufficiently served on AWI if delivered to Law Debenture Corporate Services Limited at its address stated in Clause 30.2 or as notified to the Purchaser by AWI pursuant to Clause 30.2.

30.4	Within five (5) Business Days of the date of this Agreement, the Purchaser shall appoint a process agent and shall provide AWI with the name and address of such agent. The Purchaser shall notify AWI in writing as soon as reasonably practicable of any change. If for any reason the Purchaser fails to appoint a process agent within five(5) Business Days of the date of this Agreement, AWI shall be entitled to make such appointment on behalf of, and at the expense of, the Purchaser and if it does so, it shall promptly notify the Purchaser of the agent’s name and address.

30.5	Any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser if delivered to the agent appointed by it the address indicated pursuant to Clause 30.4 or as notified to AWI by the Purchaser pursuant to Clause 30.4.

30.6	AWI and the Purchaser each agree that failure by a process agent to provide notification of any proceedings shall not invalidate the proceedings concerned.

31.	GOVERNING LAW AND JURISDICTION

31.1	This Agreement and any claim, dispute or difference (including non-contractual claims, disputes or differences) arising out of, or in connection with, it or its subject matter shall be governed by, and construed in accordance with, English law.

31.2	In the event of a Dispute, a Party intending to bring arbitral proceedings shall serve on the other Party a Notice of such Dispute. Upon service of such Notice, the Parties shall refer the Dispute to their respective Chief Executive Officers or Deputy Chief Executive Officers, who shall endeavour to settle the Dispute by good-faith negotiation. If the Dispute cannot be settled satisfactorily for each Party (it being understood that such judgment shall fall within the sole discretion of each Party) within 30 calendar days from service of the original Notice, the Dispute shall be referred to arbitration in accordance with Clause 31.3.

31.3	Any Disputes arising out of or in connection with this Agreement, including with regard to its existence, validity or termination, shall be determined in accordance with the Rules of the London Court of International Arbitration (the “Rules”) which shall be deemed to be incorporated herein by reference. The seat of arbitration shall be in London, United Kingdom and the arbitration shall be conducted and the award rendered, in English. The number of arbitrators shall be three and shall be appointed in accordance with the Rules.

31.4	The Parties agree that information concerning any arbitration, including, without limitation, information concerning any arbitration award, shall be treated as confidential and not disclosed to any third party without the consent in writing of the other Party unless:

(a)	the information has come into the public domain other than through the fault of the Party disclosing it;

(b)	such disclosure is required by Applicable Law or by any securities exchange or regulatory or Governmental Authority having jurisdiction over the Party disclosing the information, whether or not the requirement has the force of law;

(c)	such disclosure is necessary in order to establish or protect any legal right of the Party disclosing the information; or

(d)	the disclosure is limited to the Representatives of the person disclosing the information, acting as such, or to a person intended to be called as a witness in the arbitration by the person disclosing the information, for the purpose of preparing his witness statement, but provided that in any such case a written confidentiality undertaking in a form equivalent to this Clause has first been obtained from such person.

31.5	The restrictions contained in this Clause 30 shall survive the termination of this Agreement.

31.6	Any of the Parties can apply for provisional measures (including interim injunctive relief and specific performance) in the courts of England and Wales. This Clause 31.6 shall prevail over Article 25.3 of the Rules.

SCHEDULE 2

AWI WARRANTIES

Part 1

Fundamental Warranties

1.	AWI warrants to the Purchaser that:

1.1	AWI and each of the Share Sellers and Group Companies is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation;

1.2	AWI and each other relevant member of the Seller Group has the full legal right, power and authority to enter into and to perform each Transaction Document to which it is a party;

1.3	each Transaction Document to be entered into by AWI or another member of the Seller Group constitutes or will, when executed, constitute, legal, valid and binding obligations of AWI or the relevant member of the Seller Group;

1.4	the execution, delivery and performance of AWI and each other relevant member of the Seller Group’s obligations under the Transaction Documents to which it is a party will not:

(a)	conflict with or constitute a default or a breach under any provision of its memorandum or articles of association, by-laws or equivalent constitutional documents of AWI and/or the relevant member of the Seller Group;

(b)	result in a breach of, or constitute a default under, any agreement or instrument to which AWI or the relevant member of the Seller Group is a party or by which AWI or the relevant member of the Seller Group is bound;

(c)	result in a breach of Applicable Law or any order, judgment or decree of any court or Governmental Authority to which it is a party or by which it is bound; or

(d)	require AWI or the relevant member of the Seller Group to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date of this Agreement on a basis which is both unconditional and which cannot be revoked.

1.5	no Share Seller is insolvent or unable to pay its debts as they fall due (provided that a Share Seller shall not be deemed to be insolvent or unable to pay its debts by virtue only of the definition contained in section 123(1)(a) of the Insolvency Act 1986);

1.6	each Share Seller is the sole legal and beneficial owner of the Sale Shares set opposite its name in Schedule 5 (Share Sellers); the relevant Share Seller is entitled to transfer or procure the transfer of the legal and beneficial ownership of such Sale Shares to the Purchaser on the terms set out in this Agreement; there is no Encumbrance affecting any of the Sale Shares nor any agreement to create any such Encumbrance;

1.7	each Share Seller has the right to exercise all voting and other rights attached to the Sale Shares set opposite its name in Schedule 5 (Share Sellers); and

1.8	the Sale Shares have been properly and validly issued and are fully paid up and there is no liability to pay any additional contributions on the Sale Shares.

Part 2

Business Warranties

1.	GENERAL

1.1	The particulars relating to the Group Companies and the Properties set out in Schedule 1 (Subsidiaries) and Schedule 6 (Properties) respectively, are true and accurate.

1.2	The register of members and other statutory books and registers of each Group Company have been kept in accordance with Applicable Law.

1.3	No Group Company is insolvent or unable to pay its debts as they fall due (provided that a Group Company shall not be deemed to be insolvent or unable to pay its debts by virtue only of the definition contained in section 123(1)(a) of the Insolvency Act 1986).

1.4	Each Group Company is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

1.5	All the issued shares (or other securities) in each Subsidiary have been properly and validly issued and are fully paid up; there is no Encumbrance affecting any of the shares (or other securities) in the Subsidiaries nor any agreement to create any such Encumbrance (in each case, other than a Disclosed Encumbrance) and no Group Company has received written notice from any person claiming to be entitled to any of such things.

1.6	No Group Company:

(i)	holds or beneficially owns or has agreed to acquire any securities of any other company or corporation other than shares of a Subsidiary; or

(ii)	is or has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations).

1.7	During the three-year period preceding the date of this Agreement, each Group Company conducted its business in compliance with all Applicable Laws in all material respects.

1.8	No Group Company (or, so far as AWI is aware, any person for whose acts or defaults any Group Company is vicariously liable) is engaged in any litigation or arbitration, administrative, regulatory or criminal proceedings which would reasonably be expected to involve the payment or a potential payment by a Group Company of a sum in excess of $100,000 (one hundred thousand dollars) (including in each case, without limitation, in relation to any product liability claim or issue) and no such proceedings or investigations have been threatened in writing by or against a Group Company and (unless otherwise Disclosed and so far as AWI is aware) there are no circumstances existing which are likely to lead to any such proceedings or investigations by or against a Group Company.

1.9	So far as AWI is aware:

(a)	each Group Company holds all licences, consents, permits, registrations, exemptions and authorizations required to carry on the Business in the manner in which it is conducted on the date of this Agreement (the “Consents”); and

(b)	the Consents are in full force and effect.

1.10	No written notice has been received by any Group Company indicating that any of the Consents is likely to be suspended, cancelled, revoked or not renewed.

1.11	So far as AWI is aware, each Group Company and its officers and employees have complied with all applicable anti-bribery and anti-corruption laws (including any which have extraterritorial effect) (“Anti-Corruption Laws”).

1.12	Each Group Company has instituted and maintained reasonably appropriate policies and procedures designed to ensure compliance by such Group Company and its officers, employees, agents and representatives with all Applicable Laws, in particular Anti-Corruption Laws.

1.13	No Group Company has received or been granted any public grants or public subsidies, unless otherwise Disclosed. So far as AWI is aware, all Group Companies that have received or been granted any public grants or public subsidies have complied with all material terms of such public grants and public subsidies. So far as AWI is aware, there are no facts or circumstances that might oblige the relevant Group Company to repay all or part of such public grants or public subsidies.

2.	SANCTIONS COMPLIANCE

2.1	Neither the Group nor any Group Company or to the knowledge of AWI any of their respective directors or officers or employees:

(a)	is a Sanctioned Party or is acting on behalf of or at the direction of a Sanctioned Party;

(b)	has since 17 November 2012 been engaged or is currently engaging in any transaction, activity or conduct that has resulted or would result in a violation of applicable Sanctions; and/or

(c)	is engaged in or has since 17 November 2012 received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions and to the knowledge of AWI, no such claim, action, suit, proceedings or investigation have been threatened or are pending.

2.2	The Group and each Group Company, are, and since 17 November 2012 has been, in compliance in all material respects with the International Traffic in Arms Regulations and the Export Administration Regulations administered, respectively, by the US Department of State and the US Department of Commerce, the European Union Dual-Use Regulation and other applicable export control provisions. The Group and each Group Company has obtained all licenses, authorizations and approvals required under such laws and regulations required to carry out its business operations including its exports, re-exports, transfers, and transmissions of export-controlled goods, services, technology, technical data or software, and since 17 November 2012 has been, in compliance in all material respects with the terms, limitations, provisos and other requirements set forth in or imposed in connection with all such licenses, authorizations and approvals.

3.	CONSTITUTIONAL AND CORPORATE DOCUMENTS

3.1	The Data Room contains in respect of each Group Company, or, to the extent not contained in the Data Room, there are attached to the Disclosure Letter, the primary documents setting forth its constitution and the rights attached to equity securities issued by it and any shareholders’ agreement.

3.2	The registers, minute books and records required to be maintained by each Group Company under the law of the jurisdiction of its incorporation have been properly kept and are up to date in all material respects and contain a record of the matters which should be dealt with in them in accordance with Applicable Law and which is accurate in all material respects. No written notice or allegation that any of them is incorrect or should be rectified has been received by any Group Company.

3.3	All registers and books referred to in paragraph 3.2 are in the possession or under the control of the relevant Group Company.

3.4	Each Group Company has delivered the documents required by Applicable Law to be delivered to the company registry in its jurisdiction of incorporation and such documents were correct in all material respects when delivered.

4.	ACCOUNTS AND FINANCIAL

4.1	The Audited Accounts give a true and fair view of the assets, liabilities and state of affairs of each Group Company in respect of which they have been prepared and of the profit or loss and (where applicable) cash flow of each such Group Company as at and for the period ended on the date to which the Audited Accounts were prepared.

4.2	The Group Accounts fairly present in all material respects the financial position and the results of the Group as at and for the period ending 30 September 2017 in conformity with US GAAP.

4.3	Group Accounts have been derived from the books and records of the Seller’s Group and have been prepared in good faith with the same level of skill and care as that exercised in the standard procedure of the Seller Group.

4.4	Each Group Company’s accounting and other financial records have been properly kept and maintained in accordance with Applicable Laws, are up to date, constitute an accurate record of all matters which ought to appear in them and are in its possession or control, in each case in all material respects.

4.5	Since 31 December 2016:

(i)	each Group Company has conducted its business in the ordinary course so as to maintain the same as a going concern;

(ii)	no Group Company has declared, paid or made any non-cash distribution, or agreed to do so, save to another Group Company;

(iii)	no Group Company has entered into any Material Contract or acquired or disposed of, or agreed to acquire or dispose of, any asset or assets with an individual or aggregate value of $100,000 (one hundred thousand dollars) or more, outside the ordinary course of business;

(iv)	no Group Company has assumed or incurred any liabilities (including contingent liabilities) or obligations with an individual or aggregate amount of $100,000 (one hundred thousand dollars) or more otherwise than in the ordinary course of business;

(v)	no Group Company has acquired or disposed of a business as a going concern at a consideration of $100,000 (one hundred thousand dollars) or more, or agreed to do so;

(vi)	no litigation involving the payment by a Group Company of the sum of $100,000 (one hundred thousand dollars) or more has been settled, commenced or threatened; and

(vii)	there have been no material changes in the accounting policies of any Group Company (including any change in depreciation or amortisation policies) and no revaluation of any Group Company’s properties or assets.

5.	COMMERCIAL

5.1	AWI has delivered or otherwise disclosed to the Purchaser copies of all Material Contracts to which any Group Company is a party to or by which any of their businesses, properties or assets are bound.

5.2	Other than those Material Contracts referred to in paragraph 5.1, no Group Company is a party to any contract which is otherwise of operational or strategic importance to the Group taken as a whole or which is not in the ordinary course of its business.

5.3	None of the Group Companies nor, so far as AWI is aware, any other party to any Material Contract, is currently in material breach of, or in default in any material respect under, any Material Contract.

Ownership of assets

5.4	All material assets (other than the Properties) used or held by each Group Company in connection with its business:

(i)	are legally and beneficially owned by, licenced or leased to the relevant Group Company free from Encumbrances (except for Permitted Encumbrances); and

(ii)	(where capable of possession) are in the exclusive possession or under the direct control of a Group Company.

5.5	The Data Room contains materially complete details (or copies) of each hire purchase, operating lease or finance lease agreement under which any material asset is used or held by a Group Company.

Sufficiency of assets

5.6	The assets owned or used by each Group Company comprise all the assets required by the relevant Group Company’s business as currently carried on in all material respects.

Intellectual Property

5.7	No activities of any Group Company or the use of any Intellectual Property by any Group Company infringe, or are reasonably likely to infringe, in any material way any Intellectual Property owned by any third party.

5.8	Details of all registered Material Intellectual Property (including applications to register the same) owned by any Group Company are set forth in the Data Room.

5.9	So far as AWI is aware, no person is infringing, or threatening to infringe, any Intellectual Property owned by any Group Company in any material respect.

5.10	The Group Companies own or are licenced to use all Intellectual Property necessary for the operation of the business of the Group Companies as now conducted.

5.11	The Material Intellectual Property is not subject to any Encumbrances other than the Permitted Encumbrances.

5.12	No patents or trademarks which are required for the Group to conduct the Business as it is being conducted as at the date of this Agreement or which is otherwise material to the Business of the Group taken as a whole is licensed to a Group Company by any person who is not a member of the Seller Group.

Insurance

5.13	The particulars of the insurance policies effected for the benefit of each Group Company which are set forth in the Data Room are true and correct in all material respects.

5.14	All such insurance policies are currently in full force and effect, all premiums have been duly paid to the date of this Agreement, and, so far as AWI is aware, nothing has been done or omitted to be done which could make any policy of insurance which insures an asset with a value of $100,000 (one hundred thousand dollars) or more void or voidable and there are no claims outstanding which arise out of a single circumstance or event or related series of circumstances or events which exceed $100,000 (one hundred thousand dollars) under any such policy.

Information Technology

5.15	The Information Technology owned by or licenced to each Group Company:

(i)	comprise all material computer hardware and software systems, firmware, networks and connecting media and documents relating thereto, which are used in the operation of the business of the Group as carried on at the date of this Agreement;

(ii)	have not during the 12 months prior to the date of this Agreement failed to perform in any way that materially and adversely affected the business of the Group taken as a whole; and

(iii)	have been maintained consistently with such Group Company’s plans for that system.

Data Protection

5.16	Each Group Company complies, and has complied in all material respects at all times within the last twelve (12) months prior to the date of this Agreement, with all applicable data protection laws, binding guidelines and industry standards and has not received any written notice or allegation that it has not complied with any of them.

6.	FINANCE AND GUARANTEES

6.1	Details of all loans, overdrafts or other financial facilities having the commercial effect of borrowing that are outstanding or available to any of the Group Companies at the date of this Agreement (the “Financial Facilities”) are set forth in the Data Room.

6.2	No Group Company has any outstanding loan capital, nor have they agreed to create or issue any loan capital to any person.

6.3	Save for another Group Company, no person has given or entered into (or agreed to give or enter into) any guarantee, indemnity or other similar arrangement in respect of the borrowings or obligations of the Group Companies (whether arising under the Financial Facilities or otherwise).

6.4	No Group Company has given or entered into (or agreed to give or enter into) any guarantee, indemnity or other similar arrangement in respect of the borrowings or obligations of any other person, save for another Group Company.

7.	ENVIRONMENT

7.1	The definitions in this paragraph apply in this Agreement:

“Environment” means all or any of the following media, namely air (including air within buildings or other natural or man-made structures, whether above or below ground), water (including groundwater, surface water, water in pipes and sewerage systems), buildings and structures (including parts thereof), land, ecosystems and human health.

“Environmental Laws” means all applicable laws, statutes, regulations, subordinate legislation, bye-laws, common law, legally binding guidance, judgments, decisions or injunctions of any court or tribunal to the extent that they relate to or apply to the Environment.

“Environmental Licences” means all licences, certificates, consents, exemptions, permits, registrations, authorisations, permissions and approvals required under any Environmental Law;

“Environmental Matters” means all matters relating to:

(a)	pollution or contamination of the Environment;

(b)	the presence, disposal, release, spillage, deposit, escape, discharge, leak, emission or migration of any material, substances or organisms which (alone or in combination with others) are capable of causing harm to the Environment, or any waste, including any by-product of an industrial process or anything which is discarded, disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recovered or recycled or has any value;

(c)	the creation or existence of any noise, vibration, odour, radiation, common law or statutory nuisance or other adverse impact on the Environment; or

(d)	the condition, protection, maintenance, remediation, reinstatement, restoration or replacement of the Environment or any part of it.

7.2	Save as described in the Environmental Reports, each Group Company has obtained all material Environmental Licences required to carry on its business in the places and in the manner in which its business is now carried on. Copies of such Environmental Licences are disclosed in the Data Room.

7.3	Save as described in the Environmental Reports, all material Environmental Licences held by each Group Company are in full force and effect and no Group Company is or has been in material breach of any terms and conditions of any such Environmental Licence. So far as AWI is aware, there are no circumstances which are likely to result in any such material Environmental Licence being suspended, terminated, varied, revoked or not renewed (in whole or in part).

7.4	Save as described in the Environmental Reports, so far as AWI is aware, during the three (3) years preceding the date of this Agreement each Group Company complied in all material respects with all Environmental Laws in force at the relevant time.

7.5	No Group Company is engaged in any litigation, administrative, enforcement or other legal proceedings under any Environmental Laws or in respect of Environmental Matters which would reasonably be expected to involve the payment or potential payment by a Group Company of a sum in excess of $100,000 (one hundred thousand dollars) and, so far as AWI is aware, no such litigation, administrative, enforcement or other legal proceedings have been threatened or are pending.

8.	PRODUCTS

8.1	So far AWI is aware, the products provided by Group Companies comply in all material respects with the requirements of Applicable Law.

9.	PROPERTIES

9.1	The Properties are the only land, buildings and premises owned, controlled, used, leased or occupied by any of the Group Companies.

9.2	A Group Company is the sole legal and beneficial owner in possession of the whole of each of the Freehold Properties.

9.3	A Group Company has in its possession or held to its order the documents of title to all of the Freehold Properties.

9.4	No Encumbrances (other than the Permitted Encumbrances) exist over any of the Properties or any relevant deeds or documents relating thereto and no further Encumbrances have been consented to.

9.5	No Group Company has assigned any leasehold property of which it was the original tenant or in respect of which it entered into a covenant with the landlord to observe and perform the tenant’s covenants under that lease or has been or is a guarantor of a tenant under a lease without receiving a full indemnity in respect of its liability under that lease.

9.6	In relation to each of the Leasehold Properties:

(i)	no Group Company has received written notice that any covenants, conditions or agreements contained in the relevant leases on the part of the landlord or the tenant have not been complied with that remains outstanding or unresolved;

(ii)	no Group Company has terminated or been notified of the termination of any of its leases and no such termination has been threatened by the respective landlord in writing;

(iii)	there has been no written complaint by the landlord received by the tenant alleging any breaches nor any refusal to accept rent and there are no arrears regarding the rent and ancillary costs to be paid by any of the Group Companies as tenant;

(iv)	no rent is or should be currently under review; and

(v)	there are no current notices given by the landlord or the tenant or proceedings pursuant to the Landlord and Tenant Act 1954 (or equivalent legislation in the jurisdiction in which the relevant Property is located) or any other pending legal proceedings as regards or in connection with the Properties where a Group Company is a party.

10.	EMPLOYEES

10.1	The Data Room contains material details of:

(a)	the total number of Employees;

(b)	sample standard form employment contract(s) currently adopted by the Seller Group;

(c)	any employee key policies in relation to the Employees;

(d)	written policies relating to redundancy, severance, or termination of employment, or any payment or benefit due or accelerated in connection with the Transaction or otherwise on a change in control of any Group Company applicable to the Employees;

(e)	any social plans and any collective arrangements, whether in the form of general commitments, standard terms of employment, works agreements, collective bargaining agreements or any other similar legal form under the laws of any jurisdiction which (i) restrict the freedom of the Purchaser’s Group to dismiss any of the Employees or to change materially the terms of employment of the Employees (including restrictions in the form of an obligation to make, in the case of dismissals or changes to terms of employment, any payments in excess of the minimum payments required by Applicable Laws in the sum of $75,000 (seventy five thousand dollars) or more) and/or (ii) provide for material severances, payments or benefits in case of termination of employment in excess of the minimum payments required by Applicable Laws in the sum of $75,000 (seventy five thousand dollars) or more; and

(f)	any share incentive plan applicable to any Employee.

10.2	There is no written contract of employment with any Employee which cannot be terminated by six months’ notice or less.

10.3	Since 31 December 2016 there have been no changes to the terms of employment or engagement of any Senior Employee proposed or made by AWI or its Affiliates, no Senior Employee has given or received notice to terminate his/her employment and so far as AWI is aware no Senior Employee has expressed an intention to do so in connection with the Transaction.

10.4	Save as provided or allowed for in the Group Accounts:

(a)	so far as AWI is aware, there is no investigation outstanding by any Governmental Authority in respect of any of the Employees or workers providing services to the Group Companies or applicants for employment with any Group Company;

(b)	so far as AWI is aware, no liability in the sum of $75,000 (seventy five thousand dollars) or more in the case of any individual Employee or former Employee of any Group Company has been incurred by a Group Company and remains outstanding for breach of any contract of service, redundancy payment, compensation for wrongful or unfair dismissal or breach of any statute or for failure to comply with any order for the reinstatement or re-engagement of any Employee or former Employee of any Group Company; and

(c)	no Employee, worker or prospective Employee is involved in, or has threatened in writing, any court, tribunal or arbitration proceeding involving a Group Company. So far as AWI is aware, each Group Company has complied in all material respects with all of its respective legal obligations to and in respect of its Employees, whether arising pursuant to Applicable Law, or any contract or agreement with or concerning such Employees.

10.5	No Group Company is involved in any industrial or trade dispute or negotiation regarding a claim with any Employee Representative and AWI has not been put on written notice that any such dispute is likely.

10.6	No Group Company has entered into any agreement or arrangement with any Employee Representative in relation to the Employees and so far as AWI is aware no request for recognition or organising activity is pending or anticipated.

11.	PENSION BENEFITS

11.1	The Data Room contains:

(i)	copies of all material governing documentation in relation to the Armstrong World Industries Ltd 2004 Group Personal Pension Plan, the Armstrong Pension Scheme and the Worthington Armstrong Group Personal Pension Plan (the “Pension Schemes”), including any material agreements relating to the Pension Schemes; and

(ii)	materially complete and accurate details of the rates at which contributions are made in respect of employees of each Group Company under the Pension Schemes.

11.2	Each employee of any Group Company has been covered by insurance for benefits payable on death whilst in employment and, so far as AWI is aware, there are no reasons why the relevant insurance company could avoid liability under the applicable policy.

11.3	No power under the Pension Schemes has been exercised, or assurance given to provide terms of membership of the Pension Schemes which are different from those generally applicable, to provide any benefits which would not but for the exercise of that power or assurance have been payable, or to provide ex gratia payments.

11.4	Other than the Pension Schemes, and any obligation of any Group Company as employer under applicable social security or similar laws of any applicable jurisdiction to make regular and recurring contributions (such as payroll taxes) to public social security institutions (“Mandatory Arrangements”), there is not in operation, and no Group Company contributes to, any agreement, arrangement, scheme or practice for the payment of any pensions, allowances, lump sums or other benefits on death or retirement for or in respect of any of its current or former employees or officers and no proposal or announcement has been made regarding the establishment of, or the payment of a contribution towards any other such arrangement, scheme or practice.

11.5	So far as AWI is aware, the Pension Schemes are administered and operated in all material respects in compliance with the provisions of their governing documentation and Applicable Laws. Where any Pension Schemes are required to be registered with, or approved by any Governmental Authority, such registration or approval has been validly made or granted and in full force and effect.

11.6	All contributions or premiums due and payable in respect of the Pension Schemes and Mandatory Arrangements have been paid in accordance with Applicable Laws.

11.7	There is no claim, dispute or action outstanding against any Group Company in relation to the Pension Schemes which would reasonably be expected to involve the payment or potential payment by a Group Company of a sum in excess of $100,000 (one hundred thousand dollars) (other than routine claims for benefits) or Mandatory Arrangements and so far as AWI is aware none have been threatened in writing.

11.8	Each Group Company in the United Kingdom has complied fully with its obligations to automatically enrol its employees and officers as required by the Pensions Act 2008.

12.	TAXATION

12.1	Each Group Company has in the past three (3) years and in accordance with applicable reporting standards and Applicable Law: (a) completed and filed all Tax Returns and reports required to be filed by law; (b) given all notices and information required to be given by that Group Company, for any Tax purpose within the time prescribed by law; (c) fulfilled all material applicable documentary and reporting obligations, including but not limited to documentation regarding transfer pricing to the extent required by Applicable Law; (d) complied with all material technical procedures and requirements as legally requested by the competent fiscal authorities or prescribed by law and (e) properly and completely stored all material documentation to the extent required by Applicable Law.

12.2	All material Taxation for which any Group Company is or was liable has been paid or accounted for, within the time limits prescribed by relevant legislation, insofar as such Taxation ought to have been paid or accounted for before Completion Date as prescribed by relevant legislation.

12.3	There is no material dispute and there has not within the past three (3) years been any material dispute between a Group Company and any Tax Authority.

12.4	Within the past three (3) years, no Group Company has suffered any material non-routine investigation, audit or visit by any Tax Authority.

12.5	Each Group Company is and has since its incorporation been resident for all Tax purposes only in its jurisdiction of incorporation.

12.6	Each Group Company is registered for the purposes of VAT if required to be registered by VAT legislation and has kept records and information as required for VAT purposes in accordance with Applicable Law.

12.7	There are no current material liabilities of a Group Company pursuant to a contractual tax indemnification obligation, pursuant to tax allocation agreements or any other contractual obligation and equivalents to all aforementioned items under the law of any jurisdiction. Further on, there are no existing material contracts, agreements or other contractual obligations of a Group Company that may lead to such claims excluding contracts or other arrangements entered into in the ordinary course of business whose principal subject is not Taxes.

SCHEDULE 4

CONDUCT OF BUSINESS PRIOR TO COMPLETION

1.	AWI shall exercise such corporate power as it is entitled to exercise under the relevant Applicable Laws in order to ensure that after the date of this Agreement and until Completion:

1.1	each Group Company continues to carry on business in the ordinary course and at arm’s length terms in all material respects; and

1.2	no Group Company shall undertake any of the following actions:

(a)	save for previously committed capital expenditures in connection with the manufacturing facility at Pontarlier, France which have been Disclosed, incur any expenditure on capital account exceeding $1,000,000 (one million dollars) (exclusive of VAT) in the case of any single item or series of related items;

(b)	acquire or dispose of any asset that has a fair market value in excess of $1,000,000 (one million dollars) (exclusive of VAT) pursuant to a mergers and acquisition transaction;

(c)	create or raise any debt or borrow any money from a third-party financial institution in excess of $1,000,000 (one million dollars) in the case of any single item (except borrowings under or in connection with the Group’s existing facilities or overdrafts at the date of this Agreement, including uncommitted facilities);

(d)	declare, make or pay any non-cash distribution other than to another Group Company;

(e)	grant, issue or redeem any Encumbrance over shares in Group Companies or Properties;

(f)	grant, issue or redeem any Encumbrance other than a Permitted Encumbrance over assets other than shares in Group Companies and Properties;

(g)	give any guarantee or indemnity, over or in respect of any asset of the Group that has a fair market value in excess of $1,000,000 (one million dollars);

(h)	other than in connection with ordinary course salary reviews consistent with the relevant Group Company’s past practice, (i) make any change to the material terms and conditions of employment of any Senior Employee, (ii) make any change to the terms on which any Senior Employee is entitled to pension or other benefits, or (iii) pay to any Senior Employee bonuses or other discretionary amounts in excess of the amount of such Senior Employee’s annual salary (excluding bonus);

(i)	agree on any reconciliation of interest agreements or social plans or any collective arrangements, whether in the form of general commitments, standard terms of employment, works agreements, collective bargaining agreements or in any other legal form under the laws of any jurisdiction which (i) restrict the freedom of the Purchaser’s Group to dismiss any of the Employees or to change the terms of employment of the Employees (including restrictions in the form of an obligation to make, in the case of dismissals or changes to terms of employment, any payments) and/or (ii) provide for severances, payments or benefits in case of termination of employment;

(j)	terminate the employment of any Senior Employee other than for just cause or employ any additional person who would be a Senior Employee;

(k)	create, issue, purchase or redeem any class of share or loan capital other than to another Group Company;

(l)	liquidate any Group Company or dispose of any shares in any Group Company except to another Group Company;

(m)	enter into any transaction or arrangement with a member of the Seller Group other than on arm’s length terms; and

(n)	agree, conditionally or otherwise, to do any of the foregoing.

SCHEDULE 7

COMPLETION

Part 1

Actions to be taken by the Purchaser

1.	At Completion, the Purchaser shall:

1.1	pay the Consideration to the AWI Account by electronic transmission of immediately available funds in dollars in accordance with the notifications set out in the Pre-Completion Notification; and

1.2	deliver to AWI:

(a)	each Transaction Document (other than this Agreement) to which a member of the Purchaser’s Group is a party, duly executed by such member of the Purchaser’s Group;

(b)	an extract of the minutes of a duly held meeting of the directors (or a duly constituted committee thereof) of the Purchaser authorising the execution by the Purchaser of this Agreement and, where such execution is authorised by a committee of the board of directors of the Purchaser, an extract of the minutes of a duly held meeting of the directors constituting such committee; and

(c)	a copy of any power of attorney under which any of the foregoing documents are executed.

Part 2

Actions to be taken by AWI

1.	At Completion:

1.1	AWI shall deliver or procure the delivery to the Purchaser of:

(a)	duly executed transfers in favour of the Purchaser or its nominee(s) of all the Sale Shares;

(b)	copies of the Local Share Transfer Agreements duly executed by the relevant parties thereto;

(c)	where applicable, the share certificates representing the Sale Shares (or an express indemnity in a form reasonably satisfactory to the Purchaser, in the case of any found to be missing);

(d)	the irrevocable power of attorney in the Agreed Form relating to the exercise of rights in respect of the Sale Shares in Armstrong (U.K.) Investments pending their registration in the name of the Purchaser (and/or, where applicable, the relevant Purchaser Nominee);

(e)	each Transaction Document (other than this Agreement and the Local Share Transfer Agreements) to which a member of the Seller Group is a party, duly executed by the relevant member of the Seller Group;

(f)	a certified copy of any power of attorney under which any of the foregoing documents are executed;

(g)	an extract of the minutes of duly held meetings of the directors (or a duly constituted committee thereof) of AWI authorising the execution by AWI of this Agreement and any document to be delivered by AWI on or prior to Completion and, where such execution is authorised by a committee of the board of directors of AWI, an extract of the minutes of a duly held meeting of the directors constituting such committee;

(h)	a written confirmation that, in relation to each Group Company, all accounts receivables from or, as the case may be, accounts payables to Affiliates or other persons holding an interest in a Group Company, or in which a Group Company holds an interest, other than another Group Company, including receivables and payables under existing cash pooling arrangements, which fall due until and including the Completion Date have been fully and finally settled; and

(i)	a written confirmation that AWI has received the Consideration.

SCHEDULE 8

COMPLETION ACCOUNTS

Part 1

1.	Draft Completion Accounts

1.1	To determine the final Consideration owed by the Purchaser to AWI for the sale and transfer of the Sale Shares (the “Final Consideration”), the Parties and their Representatives shall (at the Purchaser’s sole cost and expense, including the reasonable costs of AWI’s accounting advisers) carry out a physical inventory audit at each of the Group’s manufacturing facilities and at its distribution centre in Moscow on the Completion Date, in a manner consistent with the past practice of members of the Group in the preparation of their annual accounts, for the purposes of determining stock quantities for the Completion Accounts. In addition, the Purchaser shall prepare a draft of the Completion Accounts accompanied by the Adjustment Statement.

1.2	The Completion Accounts shall be prepared in the form set forth in Part 2 of this Schedule, which, by way of example, shows the position of each relevant line item as at 30 September 2017. The Completion Accounts shall set forth the position of each such line item as at the Completion Date, provided that:

(a)	the items of Net Working Capital which are referred to in the table set forth in Part 3 of this Schedule (which shows by way of example the position of each such item as at 30 September 2017) shall be adjusted as set forth in the right hand column of that table; and

(b)	the items comprising Debt which are referred to in the table set forth in Part 4 of this Schedule (which shows by way of example the position of each such item as at 30 September 2017) shall be adjusted as set forth in the right hand column of that table.

1.3	The Adjustment Statement shall be prepared in the format set forth in Part 5 of this Schedule and shall:

(a)	state the amount of the Cash derived from the Completion Accounts;

(b)	state the amount of the Debt derived from the Completion Accounts, subject to adjustment in accordance with Paragraph 1.2(b) above;

(c)	state the amount of the Net Working Capital derived from the Completion Accounts, subject to adjustment in accordance with Paragraph 1.2(a) above;

(d)	state the amount of the W&I Insurance Costs;

(e)	state the resulting calculation of the Final Consideration; and

(f)	be prepared in accordance with the Accounting Principles.

1.4	The Purchaser shall deliver a Notice containing the draft Completion Accounts and the Adjustment Statement to AWI by no later than ninety (90) Business Days after the Completion Date.

2.	Accounting Principles

2.1	The Completion Accounts shall be prepared (i) on a basis consistent with US GAAP and past practice within the Group regarding their formal organisation and measurement, (ii) retaining all accounting principles, policies, methods, procedures and estimates for the recognition, de-recognition and valuation of assets and liabilities applied, and (iii) consistently with past practice exercising all options to recognise assets and liabilities, pursuant to:

(a)	the guidelines agreed upon between the Parties as set forth in Schedule 9 (Accounting Guidelines); and

(b)	to the extent the accounting guidelines of the Group do not cover the relevant area, in accordance with the applicable provisions of US GAAP.

2.2	In the event of contradictions, the following priorities apply in the order presented:

(a)	US GAAP pursuant to paragraph 2.1(b).

(b)	contractual accounting guidelines pursuant to paragraph 2.1(a); and

(c)	the consistency principle;

2.3	The principles and priorities set forth in paragraphs 2.1 and 2.2 are collectively the “Accounting Principles”.

3.	Review of draft Completion Accounts and Adjustment Statement by the Purchaser AWI has the right to review, and have an auditor of its choice review, the draft Completion Accounts and the Adjustment Statement received from the Purchaser, it being understood that such review is restricted to whether the principles set out in paragraphs 1 and 2 have been complied with.

4.	Objections; draft Completion Accounts and Adjustment Statement become binding

4.1	Any objections against the draft Completion Accounts or the Adjustment Statement asserted by AWI must be made in writing (specifying the material reasons for the objection) and be delivered to the Purchaser within thirty (30) Business Days from the date of delivery to AWI of the Notice pursuant to paragraph 1.4. If AWI allows this period to lapse without asserting any objections, then the draft Completion Accounts and the Preliminary Calculation shall be binding on the Parties.

4.2	In case of any objections made in accordance with paragraph 4.1, the Parties shall attempt to reach an agreement regarding the handling of these objections in good faith within twenty (20) Business Days after delivery to the Purchaser of the objection Notice. To the extent such an agreement is reached, the Parties shall incorporate the agreement in the draft Completion Accounts and/or the Adjustment Statement, which then shall be binding on the Parties.

5.	Reporting Accountant proceedings

5.1	To the extent that the Parties cannot reach agreement on the handling of any objection within the period referred to in paragraph 4.2, AWI or the Purchaser may, by Notice to the other, require that the draft Completion Accounts and/or the Adjustment Statement be referred for determination by such firm of chartered accountants of international standing as shall be agreed by AWI and the Purchaser or, failing such agreement, appointed by the President for the time being of the Institute of Chartered Accountants of England and Wales on the application of either AWI or the Purchaser (the “Reporting Accountant”) for determination of the matters in dispute between them. The Reporting Accountant shall be engaged jointly by AWI and the Purchaser on such terms as shall be agreed between them (acting reasonably).

5.2	With respect to the points of contention between the Parties, the Parties shall instruct the Reporting Accountant to examine whether the principles pursuant to paragraphs 1 and 2 were complied with when preparing the draft Completion Accounts and the Adjustment Statement. Each Party shall be given a reasonable opportunity to present its view to the Reporting Accountant in writing (with a copy to the other Party) and in the context of one or more hearings, which must be held in the presence of the Parties and their Representatives. The Parties shall instruct the Reporting Accountant to prepare, in its reasonable discretion, a written expert opinion on the points of contention between the Parties within thirty (30) Business Days after its appointment (or such later date as AWI, the Purchaser and the Reporting Accountant agree in writing). Subject to manifest error, that expert opinion shall be binding upon the Parties. The Parties shall instruct the Reporting Accountant to specify the grounds for his decision with respect to all points of contention between AWI and the Purchaser. The Reporting Accountant shall act as an expert (and not as an arbitrator) in providing its expert opinion and following receipt of the expert opinion, the Parties shall incorporate the results of the expert opinion into the draft Completion Accounts and/or the Adjustment Statement, which shall be binding on the Parties.

5.3	The costs and expenditures of the Reporting Accountant and the expert proceedings shall be advanced and borne by each Party in equal shares. Each Party involved shall bear its own costs and the costs of its Representatives, unless the Reporting Accountant reaches a different decision on the allocation of costs pursuant to paragraph 5.4.

5.4	The Parties shall instruct the Reporting Accountant to ultimately decide, in its reasonable discretion, on the allocation between the Parties of its costs and expenses and the costs of the expert proceedings (including reasonable fees and expenditures of the Parties for their Representatives), having regard to his decision and the initial points of view of, and requests from, the Parties.

6.	Access to information

6.1	Following Completion, the Purchaser shall, and shall procure that each Group Company shall, promptly provide AWI, its Representatives and the Reporting Accountant with all information relating to the operations of the Group, including access during normal business hours to all employees, books, records and other relevant information (including the right to take copies of all such information) of the Purchaser and/or the Group and promptly provide all co-operation and assistance as may (in any such case) be reasonably required in order to:

(a)	enable AWI to verify the draft Completion Accounts and the Adjustment Statement; and

(b)	enable the Reporting Accountant to deliver its expert opinion pursuant to paragraph 5.2 of this Schedule 8.

6.2	After delivery of the draft Completion Accounts and the Adjustment Statement to AWI pursuant to paragraph 1.4, the Purchaser shall make reasonable efforts to ensure that AWI , the auditor involved pursuant to paragraph 3 and the Reporting Accountant have reasonable access during normal business hours to such information and documentation reasonably required for purposes of this Schedule 8.

SCHEDULE 10

TAX COVENANT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Schedule 10, unless the context requires otherwise:

“Accounting Period” means any period by reference to which any Income, Profits or Gains, or any other amounts relevant for the purposes of Tax, are measured or determined;

“Accounts Relief” means a Relief that has been treated as an asset in the Completion Accounts;

“Assessment” means:

(a)	any assessment, notice, letter, determination, demand or other document issued or action taken by or on behalf of any Tax Authority or other person (whether issued or taken before or after the date of this Agreement and whether satisfied or not at the date of this Agreement); and

(b)	any return, amended return, self-assessment, amended self-assessment, computation, accounts or any other document required or relevant for the purposes of Taxation (in any jurisdiction),

from which it appears that a Tax Liability has been imposed on a Group Company or the Purchaser or that an increased or further payment to a Tax Authority or other person is required to be made;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Event” means any event, transaction (including the execution of the Agreement and Completion), action, circumstance or omission whether alone or in conjunction with any other event, transaction, action, circumstance or omission and includes further (without limitation) becoming, being or ceasing to be a member of a group of companies (however defined) for the purposes of any Tax;

“Income, Profits or Gains” means income, receipts, turnover, revenue, profits, chargeable gains by reference to which Tax is chargeable or assessed;

“Loss” means, in relation to any Relief, the loss, non-availability, reduction, nullification, disallowance or clawback of such Relief;

“Overprovision” means (ignoring the effect of any Purchaser’s Relief or change in law after the Completion Date) the amount by which (i) the amount provided in the Completion Accounts in respect of Tax that has reduced the Consideration; exceeds (ii) the amount of Tax actually paid by any Group Company together with Tax for which the relevant Group Company is liable (in each case ignoring the effect of any Relief other than a Purchaser’s Relief);

“Purchaser’s Relief” means: (a) any Relief of a Group Company to the extent that the same arises as a consequence of or by reference to an Event occurring after the Completion Date; (b) any Relief of any member of the Purchaser’s Group (other than a Group Company); or (c) any Accounts Relief;

“Relevant Proportion” means in respect of each Group Company the percentage of Sale Shares in such Group Company that are held directly or indirectly by the Share Sellers as set out in column 2 of Schedule 5 (Share Sellers);

“Saving” means a benefit arising to any member of the Purchaser’s Group (including, after Completion, a Group Company) as a direct result of a Tax Liability to which paragraph 2 of this Schedule 10 relates (including as a result of the circumstances giving rise to such Tax Liability; the Saving shall be calculated as the aggregate of (i) the amount of such Saving that has already been cash-effectively received (including by way of set-off or deduction) or saved by any member of the Purchaser’s Group (including the relevant Group Company) up to the date of the matter causing the Saving (such date the “Saving Date”) and (ii) the net present value of any Saving that will likely be cash-effectively realised by any member of the Purchaser’s Group (including the relevant Group Company) in connection with such matter within four years after such matter occurs (the “Saving Period”), whereby the net present value shall be determined by applying a discount rate of six percent p.a. over the Saving Period and by assuming – if relevant for the respective Saving – that any Tax-reducing elements (e.g. loss/interest/EBITDA carryforwards) are, or are expected to be, available and Tax rates as applicable as of the Saving Date apply for the entire period after the Saving Date;

“Tax Liability” means any liability of any Group Company (including any increase in any liability of a Group Company) to make or suffer an actual payment of Tax;

“Tax Proceeding” means any action or measure carried out by a Tax Authority which is aimed to levy Tax or to prepare the levy of Tax or is aimed to make or to prepare an administrative decision regarding Tax.

“Tax Returns” means any return, declaration or similar document to any Tax and to be submitted to any Tax Authorities, including any schedule or attachment thereto;

“Understatement” means any Relief that (a) is not a Purchaser’s Relief (b) was available to the relevant Group Company at Completion and (c) has within six years of Completion ben used or set off against any Tax Liability or a liability of a member of the Purchaser’s Group (including any Group Company) to make or suffer an actual payment of, in respect of or on account of Tax; and

“Use” means in relation to any Relief, the use or set-off of such Relief.

1.2	In this Schedule 10:

(a)	references to “Income, Profits or Gains” earned, accrued or received on or before a particular date or in respect of a particular Accounting Period or part of an Accounting Period includes Income, Profits or Gains which are deemed for the purposes of any Tax to have been earned, accrued or received at or before that date or in respect of that Accounting Period or that part of an Accounting Period;

(b)	references to an “Event” occurring on or before a particular date shall include an Event deemed for the purposes of any Tax to occur or which is otherwise treated or regarded as occurring on or before such date, and references to an “Event” occurring after a particular date shall include an Event deemed for the purposes of any Tax to occur or which is otherwise treated or regarded as occurring after such date; and

(c)	other than when calculating the rate of corporation tax and paragraph 9, the Accounting Period of a Group Company current at the time of Completion shall be deemed to end at that time so that:

(i)	any Event occurring on the same day as, but after the time of, Completion shall be regarded as occurring in another Accounting Period; and

(ii)	a Relief arising by reference to an Event occurring in the Accounting Period of a Group Company current at the time of Completion shall be apportioned by reference to whether an Event in respect of which that Relief arises occurred on or before Completion or after Completion;

1.3	Unless otherwise defined in this paragraph 1, words and expressions defined in the Agreement have the same meanings in this Schedule.

2.	COVENANT

Subject to paragraphs 3 and 4, AWI covenants to pay to the Purchaser (so far as possible by way of an adjustment to the Consideration) an amount equal to the Relevant Proportion of:

2.1	any Tax Liability arising:

(a)	in connection with or as a consequence of an Event which occurred on or before the Completion Date; or

(b)	in respect of or with reference to any Income, Profits or Gains which were earned, accrued or received on or before the Completion Date; or

(c)	as a result of payments or other financial advantages granted to managers, managing directors or employees of AWI or a Group Company in connection with this Agreement in each case where the payment or other financial advantage was promised in a legally binding form by AWI, a member of AWI Group or a Group Company on or before Completion; or

(d)	as a result of AWI Transaction Costs that are on-charged or otherwise passed on from AWI to a Group Company (in each case prior to Completion) or that a Group Company has borne prior to Completion for the benefit of AWI; or

(e)	as a result of any transaction forming part of the Pre-Completion Reorganisation; or

(f)	as a result of the conclusion or execution of this Agreement or any action contemplated in connection with this Agreement either in India (including by bringing this SPA to India by AWI or a member of AWI Group), Russia or in the PRC as kind of withholding income tax, eg. pursuant to Sections 45 and 195 of the Indian Income-tax Act of 1961, Item (3) Article 3, Item (2) Article 19 PRC Corporate Income Tax Law and Article 91 of the PRC Implementation Regulations of the Corporate Income Tax Law or subparagraph 5 paragraph 1 Article 309 of the Russian Tax Code; or

(g)	as a result of the price actually paid or payable by or paid or due to a Group Company in respect of any transaction with a member of the AWI Group being different to the price treated as so paid, payable or due for the purposes of any applicable income taxes.

2.2	any reasonable third party costs and expenses properly incurred by the Purchaser and/or a Group Company in connection with any Tax Liability as is mentioned in this paragraph 2 (or claim for such Tax Liability) in respect of which AWI is required to make a payment under this Schedule, other than any such costs and expenses incurred in respect of any Tax Liability after the date on which payment in full of all liabilities of AWI under this Schedule in respect of that Tax Liability has been made to the Purchaser;

2.3	the amount (if any) by which the aggregate amount of the Tax Assets reflected in Cash exceeds the amount in respect of Tax Assets actually realised or utilised by the Purchaser, any member of the Purchaser’s Group or the Group Companies within two (2) years after Completion (or which would have been so realised or utilised had the Purchaser procured that all reasonable endeavours to do so in good faith had been utilised).

3.	EXCLUSIONS

3.1	The covenant in paragraph 2 does not apply in respect of a Tax Liability (and there shall be no Tax Warranty Claim in respect of a Tax Liability) to the extent that:

(a)	provision, allowance or reserve in respect of the Tax Liability was made in the Completion Accounts (including the notes to the Completion Accounts and provision or reserve made in respect of deferred Tax) and has reduced the Consideration;

(b)	that Tax Liability was paid or discharged before Completion;

(c)	the Tax Liability arises or is increased only as a result only of:

(i)	an increase in rates of Tax;

(ii)	any change in legislation; or

(iii)	any change in the published practice of a Tax Authority;

in each case, occurring after the Completion Date, whether or not that change purports to be effective retrospectively in whole or in part;

(d)	the Tax Liability would not have arisen or been increased but for (i) any voluntary act, omission, transaction, or arrangement carried out by the Purchaser or by a member of the Purchaser’s Group or any of their respective Representatives or successors in title after Completion (ii) any admission of liability made after the date hereof by the Purchaser or on its behalf or by a member of the Purchaser’s Group on or after Completion in breach of this Agreement; or (iii) any reorganisation or change in ownership of the Purchaser or any member of the Purchaser’s Group in each case unless such measure was requested or arranged by AWI or was required due to Applicable Law in force at Completion;

(e)	the Tax Liability would not have arisen or would have been reduced but for:

(i)	the making of a claim, surrender, disclaimer or election the giving of a notice or consent under the provisions of any enactment or regulation relating to Tax, in each case after Completion by the Purchaser, any Group Company or any member of the Purchaser’s Group; or

(ii)	a failure or omission on the part of any Group Company after Completion to make a claim, surrender, disclaimer or election, to give a notice or consent or to do any other such thing, as AWI may require in respect of periods or matters for which AWI has the conduct under paragraphs 6, 8 and 10 , in each case, other than at AWI’s direction in accordance with paragraphs 6, 8 and 10;

(f)	recovery (less costs and expenses) has already been made by the Purchaser under the Warranties or otherwise under the Agreement in respect of that Tax Liability;

(g)	the Tax Liability is covered by a policy of insurance or has otherwise been made good without cost to the relevant Group Company or to any other member of the Purchaser’s Group;

(h)	a Relief (other than a Purchaser’s Relief) is or has been made available at no cost to the relevant Group Company for Use against the Tax Liability, provided, that for purposes of this clause, any Relief that has been used against any Tax Liability (other than a Tax Liability that was or, but for the Use of such Relief, would have otherwise been, subject to a Tax Claim) shall be deemed to be available to the relevant Group Company if, but for such other Use, such Relief would have been available to Use against the Tax Liability under Applicable Law;

(i)	the Tax Liability arises as a result of a change on or after Completion in the accounting reference date of any Group Company or in any accounting policy or any Tax reporting practice of any Group Company unless required by Applicable Law in force at Completion;

(j)	the Tax Liability arose or was deemed to arise for the purposes of any Tax as a result of an Event occurring or Income, Profits or Gains earned, accrued or received after the Completion Date (except for Tax Liabilities that are covered by the covenants in paragraph 2.1 (c), (d), (f), (g), 2.2 and 2.3 of this Schedule 10, where the exclusion of this paragraph 3.1 (j) shall not apply);

(k)	a member of AWI Group has satisfied the Tax Liability by reason of being liable for such Tax; or

(l)	the Tax Liability arises as a result of any default or delay by the Purchaser or any member of the Purchaser’s Group after Completion, including (without limitation) a delay in the making of any Claim or in paying or satisfying any Tax Liability or a delay or default in submitting any Tax Returns or other documents required to be submitted by them or in submitting such Tax Returns or documents outside the appropriate time limits or in submitting such Tax Returns or documents otherwise than on a proper basis, in each case after Completion;

(m)	the Claim would not have arisen but for a breach by the Purchaser of any of its obligations under this Agreement or any other Transaction Document;

(n)	solely in respect of a Tax Warranty Claim, any Relevant Purchaser Individual had actual knowledge of a fact, matter, event or circumstance on the basis of which the Tax Warranty Claim is made or where such fact, matter, event or circumstances is Disclosed.

3.2	Nothing in this Schedule 10 shall in any way restrict or limit the general obligation at law of the Purchaser and, following Completion, any member of the Purchaser’s Group to mitigate any loss or damage which it may suffer in consequence of any breach by AWI of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Tax Warranty Claim and the Purchaser shall procure that all reasonable steps are taken to avoid or mitigate any loss or damage which in the absence of mitigation might give rise to a liability in respect of any Tax Warranty Claim.

3.3	The exclusions in paragraph 3.1 above and the provisions of paragraph 4 shall not apply to any liability for any Tax Covenant Claim or a Tax Warranty Claim to the extent the same is attributable to fraud or fraudulent misrepresentation on the part of AWI or, on or before Completion, a Group Company.

4.	TIME AND FINANCIAL LIMITS

4.1	The Purchaser shall not be entitled to bring a Tax Claim, and the Seller shall have no liability in respect of any Tax Claim, unless the Purchaser has given notice in respect of such claim specifying in reasonable detail the particulars of the underlying Tax Claim including the matter giving rise to the Tax Claim and the nature of the Tax Claim to AWI by the date falling seven (7) years after the end of the Accounting Period of the relevant Group Company current on the Completion Date.

4.2	AWI’s rights in respect of a claim by AWI under paragraph 11.1 of this Schedule 10 shall be time-barred upon expiration of a period of 6 (six) months after the Purchaser has been notified in writing of that claim by AWI.

4.3	Tax Claims shall solely be governed by this Schedule 10 save that the provisions of paragraphs 1.3 to 1.6 of Schedule 3 shall be treated as if they were repeated in this Schedule 10.

5.	PAYMENT OF CLAIMS

5.1	Where AWI is liable to make any payment under paragraph 2, the due date for the making of that payment shall be the later of (i) the date falling ten (10) days after the Purchaser has served a notice on AWI demanding that payment and specifying in reasonable detail the particulars of the underlying Tax Claim including the matter giving rise to the Tax Claim and the nature of the Tax Claim (ii) the date falling three (3) Business Days before relevant payment becomes due and (iii) if the amount of the liability is disputed, the date falling five (5) Business Days after the date on which the determination referred to in paragraph 5.2 is communicated to both AWI and the Purchaser.

5.2	If there is any dispute as to the amount of the liability of AWI under paragraph 2 in respect of any Tax Liability to which paragraph 2 applies, AWI or the Purchaser may request (at the expense of the requesting party) that an independent accountant (“Independent Accountant”) (acting as experts and not as arbitrators) determine in writing the amount of such liability.

6.	RECOVERY FROM OTHER PERSONS

6.1	Where the Purchaser or a Group Company is entitled to recover from some other person (excluding a Group Company and another member of the Purchaser’s Group but including any Tax Authority) any amount that is referable to a Tax Liability which has resulted in a payment being made by AWI under this Schedule 10 or under a Tax Warranty Claim, the Purchaser shall, or shall procure that the relevant Group Company shall:

(a)	notify AWI of the entitlement; and

(b)	if required by AWI and, subject to the Purchaser and the relevant Group Company first being indemnified by AWI against any Tax that may be suffered on receipt of that amount and any reasonable costs and expenses incurred in recovering that amount, take or procure that the relevant Group Company takes all steps to enforce that recovery.

6.2	If the Purchaser or the relevant Group Company recovers any amount referred to in paragraph 6.1 the Purchaser shall account to AWI for the lesser of:

(a)	any amount recovered (including any related interest or related payment supplement) less any Tax suffered in respect of that amount and any reasonable costs and expenses incurred in recovering that amount (save to the extent that that amount has already been made good by AWI under paragraph 6.1(b)); and

(b)	the amount paid by AWI under paragraph 2 in respect of the Tax Liability in question (net of any Tax suffered thereon).

Where there is a conflict between the provisions of this paragraph 6 and paragraph 9 (Conduct of Pre-Completion Tax Affairs) or paragraph 10 (Conduct of Assessments), the provisions of paragraph 9 and paragraph 10 shall take precedence over this paragraph 6.

7.	OVERPROVISIONS, SAVINGS AND UNDERSTATEMENTS

7.1	If the Purchaser or a Group Company becomes aware that:

(a)	there is a Saving;

(b)	there is an Overprovision;

(c)	there is an Understatement;

(d)	there is an actual repayment, or any right to a repayment, of Tax or a credit or set off in respect of any Tax in respect of an Event occurring or Income, Profits or Gains earned, accrued or received on or before Completion, the Purchaser shall promptly give, or procure that the relevant Group Company shall promptly give, details of such Saving, Overprovision, Understatement, overpayment or tax refund by written notice to AWI.

7.2	AWI may at its own cost request that an Independent Accountants determine in writing whether a Tax Liability which has resulted in payment being made by AWI under this Schedule 10 has given rise to a Saving, Overprovision, Understatement or tax refund (whether or not details have been notified to AWI in accordance with paragraph 7.1).

7.3	If the Independent Accountants determines that a Saving, Overprovision, Understatement or tax refund has arisen, an amount equal to the value (so determined in writing) of such Saving, Overprovision, Understatement or tax refund shall:

(i)	be set off against any payment then due from AWI under this Schedule or the Agreement;

(j)	(to the extent there is any excess) be set off against any payment(s) already made under this Schedule or the Agreement and the Purchaser shall promptly pay AWI the amount of the excess or the payment already made by the Purchaser, whichever is lower; and

(k)	(to the extent there is any excess) carried forward for set off against any subsequent amounts due under this Schedule or the Agreement.

7.4	If a written determination has been issued as referred to in paragraph 7.2, AWI or the Purchaser may request that the Independent Accountants:

(l)	review (at the expense of the Party requesting the review) such written determination in the light of all relevant circumstances at the time of the review; and

(m)	determine in writing whether in the light of such circumstances the original written determination should be amended.

7.5	If the new written determination referred to at paragraph 7.4 states that the original written determination should be amended, an adjusting payment equal to the difference between the sum in the original written determination and the sum in the amended written determination shall as soon as reasonably practicable be made by AWI or the Purchaser (as appropriate).

8.	TAX FILING OBLIGATION IN CONNECTION WITH THIS AGREEMENT

The Parties shall cooperate in making all filings, registrations, notifications and declarations and/or performing all compliance procedures regarding Taxes (or which might have any impact to Taxes) required by Applicable Law in connection with this Agreement or transactions carried out under this Agreement (the “Filing Obligations”). The Party legally obligated to file any Tax Return or other documentation in connection with any Filing Obligation shall prepare such Tax Return or other documentation and provide draft copies of such Tax Return or other documentation to the other Party for such other Party’s review and comment (which the preparing Party shall consider in good faith).

9.	CONDUCT OF PRE-COMPLETION TAX AFFAIRS

9.1	AWI or its duly authorised agents shall procure that the Group Companies or its duly authorised agents shall (at the sole cost and expense of the Group Companies) prepare the Tax Returns of the Group Companies in respect of Accounting Periods ended on or before Completion but not submitted to the relevant Tax Authority on or before Completion (the “Pre-Completion Tax Returns”). The Pre-Completion Tax Returns shall be provided to the Purchaser or the relevant Group Company in draft form at least twenty (20) Business Days before the last date on which the Pre-Completion Tax Returns may be filed with the applicable Tax Authority without incurring interest and penalties. The Purchaser shall procure that the relevant Group Company causes the Pre-Completion Tax Returns to be signed and submitted to the appropriate Tax Authority on a timely basis and without amendment, provided that the Purchaser shall not be obliged to procure that the relevant Group Company takes any such action in relation to any Pre-Completion Tax Return that is not to the best of the relevant Group Company’s knowledge correct and complete.

9.2	AWI or its duly authorised agents shall submit such documentation and shall have conduct of all matters (including correspondence) relating to the agreement of the Pre-Completion Tax Returns with the appropriate Tax Authority provided that, the Purchaser shall be kept informed of material matters relating to those Pre-Completion Tax Returns.

9.3

The Purchaser or its duly authorised agents shall procure that the Group Companies or its duly authorised agents shall (at the sole cost and expense of the Group Companies) prepare the Tax Returns of the Group Companies in respect of Accounting Periods beginning on or before, but ending after, Completion (the “Straddle Tax Returns”). Before submission to the relevant Tax Authority, the Straddle Tax Returns shall be provided to AWI or its duly authorised agents in draft form at least sixty (60) Business Days before the last date on which the Straddle Tax Returns may be filed with the applicable Tax Authority without incurring interest and penalties provided the relevant Tax Authority or Applicable Law do not require a shorter deadline, in which case the Purchaser shall immediately inform AWI of the shorter deadline and shall provide the Straddle Tax Returns to AWI as soon as reasonably practicable before the deadline expires. The Purchaser shall procure that the relevant Group Company reflects all reasonable comments on the Straddle Tax Returns received from AWI not later than twenty (20) Business Days before the last date on which the Straddle Tax Returns may be filed with the applicable Tax Authority without incurring interest and penalties (provided the Purchaser has provided the Straddle Tax Returns to AWI before such date in case Tax Authority or Applicable Law have required a shorter date and Purchaser has provided AWI with the relevant information as described above, Purchaser must only reflect such commens from AWI that also have been provided as soon as reasonable practicable, but not later than three (3) Business Days before the deadline expires) and causes the Pre-Completion Tax Returns to be signed and submitted to the appropriate Tax Authority on a timely basis.

9.4	The Purchaser or its duly authorised agents shall prepare and submit such documentation and shall have conduct of all matters (including correspondence) relating to the agreement of the Straddle Tax Returns with the appropriate Tax Authority provided that AWI or its duly authorised agent shall be kept informed of all matters relating to those Straddle Tax Returns and shall be given the opportunity to comment on any documentation which shall be submitted to it at least ten (10) Business Days prior to its submission to the relevant Tax Authority provided a shorter deadline is not required by the relevant Tax Authority or by Law in which case, AWI should be informed as soon as reasonably practicable. The Purchaser or its duly authorised agents shall in the form of documentation actually submitted to the relevant Tax Authority take into account all reasonable comments received from AWI provided that the Purchaser shall not be obliged to procure that the relevant Group Company takes any such action in relation to any Straddle Tax Returns that is not to the best of the relevant Group Company’s knowledge correct and complete.

9.5	Where there is a conflict between the provisions of this paragraph 9 and paragraph 10 (Conduct of Tax Proceedings), the provisions of paragraph 10 shall take precedence over this paragraph 9.

10.	CONDUCT OF TAX PROCEEDINGS

10.1	If the Purchaser becomes aware of a Tax Proceeding which it reasonably considers may give rise to a Tax Claim, the Purchaser shall as soon as reasonably practicable give notice of that Tax Proceeding to AWI.

10.2	The Purchaser shall (and where relevant, shall procure that the relevant Group Company shall) take such action as AWI may reasonably request in writing to avoid, dispute, defend, resist, appeal or compromise any Assessment made as part of a Tax Proceeding notified under paragraph 10.1 (a “Disputed Assessment”), provided that:

(a)	AWI shall indemnify the Purchaser, each Group Company and each member of the Purchaser’s Tax Group (as applicable) against any Losses which may be suffered as a result of taking such action (including any additional liability to Tax); and

(b)	no settlement or compromise of the Disputed Assessment or agreement of any matter in the conduct of the Disputed Assessment shall be made without the prior approval of the Purchaser.

10.3	Paragraph 10.2 shall not apply in respect of any Disputed Assessment:

(a)

to the extent that it would involve contesting any Disputed Assessment before any court or other appellate body (excluding the authority or body which has made the Disputed Assessment ) unless Tax counsel (of at least seven (7) years call) appointed as soon as reasonably practicable by agreement between AWI and the Purchaser (both acting reasonably) opines in writing, following disclosure of all relevant facts and circumstances, that an appeal against the Assessment in question is more likely than not to succeed;

(b)	where it derives from or arises out of or involves allegations of any dishonest or fraudulent act or omission by AWI or by any Group Company on or before Completion or if the Purchaser has reasonable grounds to believe that in connection with a Claim the conduct of AWI or Group Company amounts to fraud;

10.4	The Purchaser shall provide such information and assistance as is reasonably requested by AWI in order to enable AWI to assess a claim and deal with the conduct thereof.

10.5	Any approval given pursuant to this paragraph shall not be unreasonably withheld of delayed by the relevant party.

11.	COUNTER COVENANT

11.1	The Purchaser covenants to pay to AWI an amount equal to:

(a)	any liability of any member of the AWI Group (an “AWI Member”) to make or suffer an actual payment of, in respect of or on account of, Tax, which would otherwise no have triggered a Tax Liability of AWI pursuant to paragraph 2 above and which is primarily the liability of a Group Company but for which the AWI Member is liable in consequence of the Group Company not having discharged such liability; and

(b)	any reasonable costs and expenses suffered or incurred by AWI or a AWI Member in connection with the liability mentioned in paragraph 11.1(a).

11.2	Where the Purchaser is liable to make any payment under paragraph 11.1(a), the due date for the making of that payment shall be the later of the date falling seven (7) days after AWI has served a notice on the Purchaser demanding that payment and:

(a)	insofar as the claim arises under paragraph 11.1(a), the date falling seven (7) Business Days before the last day on which a payment of, in respect of or on account of Tax may be made by the relevant AWI Member without incurring any liability to interest, a fine, surcharge and/or penalty arising in respect thereof;

(b)	insofar as the claim arises pursuant to paragraph 11.1(b), seven (7) Business Days before the day on which the costs and expenses fall due for payment.

11.3	The Purchaser shall not, without the prior written consent of AWI (which may be withheld in its sole discretion), make or file an election under Section 338(g) of the Code (or any similar provision of the law of any state or other taxing jurisdiction) (a “338(g) Election”) with respect to any of the Group Companies in connection with the transactions contemplated by this Agreement; provided, however, that if requested by AWI, the Purchaser shall make or cause to be made such timely and effective election or elections to the extent so requested with respect to the acquisition of any Group Company.

11.4	With respect to any Group Company for which a 338(g) Election is not made, from the Completion Date through the end of any taxable period of such entity that includes the Completion Date, without the prior written consent of AWI, the Purchaser shall not, and shall cause its Affiliates (including the Group Companies) not to, (i) undertake any actions outside of the ordinary course with respect to such Group Company or (ii) otherwise take any action or enter into any transaction that may be considered under the Code to constitute the payment of an actual or deemed dividend by such Group Company (including pursuant to Section 304 of the Code) or that could (A) otherwise result in a diminution of foreign tax credits that, absent such transaction may be claimed by AWI or any of its Affiliates, or (B) otherwise result in any adverse tax consequence to AWI.

12.	ALLOCATION OF CONSIDERATION

12.1	Prior to Completion, AWI and the Purchaser shall (and shall cause their respective subsidiaries and Affiliates to) cooperate to determine an allocation of the Consideration among the Sale Shares (the “Allocation”), consistent with the principles set forth on Schedule 20. Save as required by Applicable Law, AWI and the Purchaser shall (i) be bound by the Allocation for purposes of determining any Taxes, (ii) prepare and file its Tax Returns on a basis consistent with the Allocation, and (iii) take no position inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any Tax Authority. In the event that a Tax Authority disputes the Allocation, the party receiving notice of such dispute shall promptly notify the other party hereto, and AWI and the Purchaser shall (and shall cause their respective subsidiaries and Affiliates to) use commercially reasonable efforts to defend such Allocation in any applicable proceeding, and the matter shall be handled as a Tax Claim.

12.2	AWI and the Purchaser shall (and shall cause their respective subsidiaries and Affiliates to) allocate any Consideration Adjustment Payment as well as any post-Completion payment:

(a)	made by AWI to (or to the order of) the Purchaser pursuant to a Claim, to the extent treated as a reduction of the Consideration paid by the Purchaser to AWI for Tax purposes; or

(b)	made by the Purchaser to (or to the order of) AWI pursuant to a Claim, to the extent treated as an increase of the Consideration paid by the Purchaser to AWI for Tax purposes,

to the Sale Shares to which such adjustment relates. In the event of any adjustment to the Allocation, the Parties shall timely file with any relevant Tax Authority any additional information required to be filed under Applicable Law.

13.	GENERAL PROVISIONS

13.1	Without prejudice to the application of Clause 18 (Confidentiality) of the Agreement, nothing in this Schedule 10 shall require the Purchaser to disclose or cause to be disclosed any material or information which may not be disclosed by law applicable to the Purchaser or any member of the Purchaser’s Group or which, as between the Purchaser and/or any other member of the Purchaser’s Group and any other person: (i) is of a legally privileged nature; (ii) constitute any analysis or internal memorandums of the Purchaser or the Purchaser’s Group which relate to a potential Claim (as defined in the Agreement); or (iii) is subject of confidentiality restrictions to third parties or considered by the Purchaser (acting reasonable) to be commercially or competitively sensitive (in which case the Purchaser shall be entitled to make reasonable arrangements for the redaction of information).

13.2	Notwithstanding anything in this Agreement to the contrary, neither Purchaser nor any of its Affiliates, including the Group Companies, shall have any obligation to assert any claim or exercise any other right of recovery against any customer in respect of any sales or use Taxes.

13.3	If and to the extent a Tax Claim is not to be or has not been borne by AWI, but by a W&I insurance, the rights of AWI under this Schedule 10, para. 5.2, 7, 9 and 10 shall be excluded.

IN WITNESS WHEREOF the Parties have entered into

this Agreement on the day and year first above written.

EXECUTED by ARMSTRONG WORLD
INDUSTRIES, INC.
Signed by:	/s/ Victor Grizzle
Title:	Chief Executive Officer

EXECUTED by
KNAUF INTERNATIONAL GMBH
Signed by:	/s/ Jörg Schanow
Title:	General Counsel

EXECUTED by
KNAUF INTERNATIONAL GMBH
Signed by:	/s/ Martin Stürmer
Title:	Chief Financial Officer